Exhibit 2.1

EXECUTION COPY

PURCHASE AND SALE AGREEMENT

by and among

INTERNAP CORPORATION,

SINGLEHOP LLC,

THE MEMBERS OF SINGLEHOP LLC
SET FORTH ON THE SIGNATURE PAGES HERETO

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC,

as the Member Representative (for the limited purposes described herein)

As of January 27, 2018

i

LIST OF SCHEDULES AND EXHIBITS

Schedule A	Specified Tax Matters
Schedule B	Specified Bonus Matters
Exhibit 1.1(a)	Non-Compete Agreements
Exhibit 1.1(b)	Non-Solicit Agreement
Exhibit 1.1(c)	Form of Escrow Agreement
Exhibit 1.1(d)	Net Working Capital Calculation
Exhibit 7.11(g)	Purchase Price Allocation Methodology
Exhibit 9.2(b)	Form of Membership Interest Assignment Agreement

v

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT, dated as of January 27, 2018 (this “Agreement”), is made and entered into by and among Internap Corporation, a Delaware corporation (the “Purchaser”), SINGLEHOP LLC, a Delaware limited liability company (the “Company”), the members of the Company set forth on the signature pages hereto (the “Members”) and SHAREHOLDER REPRESENTATIVE SERVICES LLC, a Colorado limited liability company, acting solely in its capacity as the representative of the Members and for the limited purposes described herein (the “Member Representative”). The Purchaser, the Company, the Members and the Member Representative are sometimes individually referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Members collectively own all of the issued and outstanding membership interests and other equity interests of the Company (the “Membership Interests”);

WHEREAS, the Company is in the business of providing bare metal server hosting services, cloud infrastructure solutions, colocation services and related managed hosting services and high-speed internet access (the “Business”);

WHEREAS, the Parties desire to enter into this Agreement pursuant to which the Members propose to sell to the Purchaser, and the Purchaser proposes to purchase from the Members, all of the Membership Interests on the terms and subject to the conditions set forth herein (the “Acquisition”);

WHEREAS, the Purchaser has entered into non-competition and non-solicitation agreements with certain of the Members or their Affiliates, which agreements are attached to this Agreement as Exhibit 1.1(a) (the “Non-Compete Agreements”) and become effective upon the Closing;

WHEREAS, the Purchaser has entered into a non-solicitation and nondisclosure agreement with certain of the Members, which agreement is attached to this Agreement as Exhibit 1.1(b) (the “Non-Solicit Agreement”) and becomes effective upon the Closing; and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Acquisition.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, each Party hereby agrees:

ARTICLE I
CONSTRUCTION; DEFINITIONS

Section 1.1           Definitions. The following terms, as used herein, have the following meanings:

“Active Government Contract” means a Government Contract that has not been closed-out under the procedures of the Governmental Entity responsible for administering the Government Contract.

“Actual Fraud” means an inaccurate representation or warranty contained in this Agreement if, at the time such representation or warranty was made, the Party making such representation or warranty (a) had actual knowledge, without inquiry, of the inaccuracy of such representation or warranty and failed to notify the other Party or otherwise correct the same; and (b) failed to notify the other Party of such inaccuracy with the specific intention to induce the other Party to enter into (or not to dissuade the other Party from entering into) this Agreement and consummate the transactions contemplated by this Agreement.”

“Adjustment Amount” means the amount, which may be positive or negative, equal to (a) the Net Working Capital Adjustment Amount, plus (b) Closing Date Cash (as finally determined pursuant to Section 3.6), minus Estimated Closing Date Cash (as determined pursuant to Section 3.3(c)), minus (c) Closing Date Indebtedness (as finally determined pursuant to Section 3.6), plus Estimated Closing Date Indebtedness (as determined pursuant to Section 3.3(a)), minus (d) Transaction Expenses (as finally determined pursuant to Section 3.6), plus Estimated Transaction Expenses (as determined pursuant to Section 3.3(b)).

“Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified Person.

“Balance Sheet” means the unaudited consolidated balance sheet of the Company and its Subsidiaries as of November 30, 2017 included in the Financial Statements.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of Chicago, Illinois.

“Capital Members” means those Members set forth on Schedule 1.1(a).

“Cash” means all cash and cash equivalents of the Company and its Subsidiaries, on a consolidated basis, determined in accordance with GAAP.  For the avoidance of doubt, Cash: (a) will be calculated net of (i) issued but uncleared checks and drafts, (ii) security deposits of third parties that are held by the Company and its Subsidiaries and (iii) the Tax costs of repatriating any cash held in any non-United States Subsidiary to the United States (taking into account any applicable foreign Tax credits or other similar Tax benefits), and (b) will include (i) checks, other wire transfers and drafts, deposited or available for deposit for the account of the Company or any of its Subsidiaries and (ii) security deposits of the Company and its Subsidiaries that are held by third parties.

“Change of Control Escrow” means the escrow account established pursuant to this Agreement for purposes of funding the Change of Control Payments.

“Change of Control Agreements” means the agreements between the Company and certain employees of the Company, as listed on Schedule 4.17(f) hereto.

“Change of Control Payments” means the aggregate amount payable (including, change of control payments, “success fees” or bonuses, commissions or severance payments, or other similar payments, and any amounts payable to offset any excise Taxes imposed under Section 4999 of the Code and any related income Taxes) by the Company pursuant to the Change of Control Agreements listed on Section 4.17(c), including the employer portion of any employment, payroll or other Tax thereon.

“Closing” means the consummation of the transactions contemplated by this Agreement as set forth in Section 9.1 of this Agreement.

“Closing Date” means the date on which the Closing occurs.

“Closing Date Cash” means 100% of the Cash of the Company and its Subsidiaries outstanding as of immediately prior to the Closing.

“Closing Date Indebtedness” means the Indebtedness of the Company and its Subsidiaries outstanding as of immediately prior to the Closing, on a consolidated basis, determined in accordance with GAAP.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each Employee Benefit Plan currently sponsored or maintained or required to be sponsored or maintained by the Company or any Subsidiary or to which the Company or any Subsidiary makes, or has any obligation to make, directly or indirectly, any contributions or with respect to which the Company or any Subsidiary has, or might have, any liabilities.

“Company Intellectual Property” means any Intellectual Property that is owned by or licensed to the Company or any Subsidiary, and includes the Company Software and Company Registered Intellectual Property.

“Company Licensed Software” means all material Software (other than Company Proprietary Software) with respect to which the Company or any Subsidiary has been granted a license and for which the Company’s (and any Subsidiary’s) aggregate expenditures in 2017 exceed $10,000.

“Company Operating Agreement” means the First Amended and Restated Operating Agreement of SingleHop LLC, dated as of April 16, 2012, by and among the individuals and entities named on Schedule A attached thereto, as amended through the date hereof.

“Company Proprietary Software” means all Software owned by the Company or any Subsidiary.

“Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by or filed in the name of the Company or any Subsidiary.

“Company Software” means the Company Licensed Software and the Company Proprietary Software.

“Confidential Information” means any data or information of the Company or any Subsidiary (including trade secrets) that is valuable to the operation of the Company’s or any Subsidiary’s business or otherwise proprietary or confidential and not generally known to the public or competitors; provided, however, “Confidential Information” shall not include any information which (A) is or becomes generally available to the public other than as a result of a disclosure by a Member in breach of Section 7.10 of this Agreement or in breach of any other obligation to the Company or its Subsidiaries, or (B) following the Closing Date, first becomes available to a Member on a non-confidential basis from a source other than another Member or the Company or its Subsidiaries or their respective Affiliates, provided that such source is not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Company or its Subsidiaries or any other Person with respect to such information.

“Control” means, when used with respect to any specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Customer” means each of the top twenty-five (25) customers of the Company and its Subsidiaries (based on the dollar amount of monthly recurring revenue recognized by the Company and its Subsidiaries) during the month of December, 2017.

“Debt Financing Sources” means the Debt Financing Source, together with any other Persons that have committed to provide or arrange or otherwise entered into agreements (including the Debt Letters, any other commitment letters or financing agreements), in each case, in connection with the Debt Financing, and parties to any joinder agreements or credit agreements entered pursuant thereto or relating thereto together with their respective Affiliates or their or their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assignees.

“Dollar”, “Dollars” and the symbol “$” means lawful money of the U.S.

“Employee Benefit Plan” means, with respect to any Person, (a) each material plan, fund, program, agreement, arrangement or scheme, in each case, that is or was at any time sponsored or maintained or required to be sponsored or maintained by such Person or to which such Person makes or has made, or has or has had an obligation to make, contributions providing for employee benefits or for the remuneration, direct or indirect, of the employees, former employees, directors, managers, officers, consultants, independent contractors, contingent workers or leased employees of such Person or the dependents of any of them (whether written or oral), but excluding regular wages and salary, including each deferred compensation, bonus, incentive compensation, pension, retirement, stock purchase, stock option and other equity compensation plan, and “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA), (b) each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA), (c) each severance, retention or change in control plan or agreement, each plan or agreement providing health, vacation, summer hours, supplemental unemployment benefit, hospitalization insurance, medical, dental or legal benefit and (d) each other material employee benefit plan, fund, program, agreement, arrangement or scheme, other than a Non-U.S. Plan.

“Employment Agreement” means any employment contract, termination or severance agreement, salary continuation agreement, change of control agreement, non-compete agreement or any other agreement respecting the terms and conditions of employment or payment of compensation, other than regular wages and salary or offer letters entered into in the Ordinary Course in respect of any current officer or employee which do not provide for employment on an other than at-will basis or for compensation or benefits other than regular wages and salary and eligibility to participate in Company Benefit Plans and/or Non-U.S. Plans.

“Environment” means any surface waters (including navigable and nonnavigable waters), ground water, drinking water supplies, streams, sediments, soil, land surface, subsurface strata or medium, ambient air, plant and animal life and any other environmental medium or natural resource.

“Environmental Laws” means all Laws relating in any way to the Environment, preservation or reclamation of natural resources, the presence, management or Release of, or exposure to, or product registration of Hazardous Materials or to human health and safety.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any Person (whether incorporated or unincorporated) that together with the Company or any Subsidiary would be deemed a “single employer” within the meaning of Section 414 of the Code.

“Escrow Agent” means SunTrust Bank, in its capacity as escrow agent.

“Escrow Agreement” means the Escrow Agreement in the form attached hereto as Exhibit 1.1(c) and relating to the Indemnity Escrow, the Change of Control Escrow and the Net Working Capital Escrow.

“Estimated Net Working Capital Deficit” means the amount, if any, by which the Net Working Capital Target exceeds the Estimated Net Working Capital.

“Estimated Net Working Capital Surplus” means the amount, if any, by which the Estimated Net Working Capital exceeds the Net Working Capital Target.

“Exhibit” means any exhibit attached to this Agreement.

“Final Adjustment Schedule” means the “Final Adjustment Schedule” as finally determined pursuant to Section 3.6 hereof.

“Financial Statements” means (a) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2015 and December 31, 2016, and the audited consolidated statements of income, members’ equity and cash flows of the Company and its Subsidiaries for the 12-month periods then ended and (b) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of November 30, 2017 and the unaudited consolidated statements of income, members’ equity and cash flows of the Company and its Subsidiaries for the eleven-month period then ended (the financial statements set forth in clause (b) are referred to herein as the “Interim Financial Statements”).

“GAAP” means generally accepted accounting principles in the U.S. as applied consistently with the past practices of the Company and its Subsidiaries in the preparation of the year-end audited Financial Statements.

“Government Contract” means any contract, agreement or other legally binding arrangement entered into between the Company or any of its Subsidiaries, on the one hand, and any Governmental Entity, on the other hand. The term “Government Contract” also includes any subcontract (at any tier) of the Company or any of its Subsidiaries (a) with any other Person under a prime contract held by the Company or any of its Subsidiaries and (b) with another Person that holds either a prime contract with a Governmental Entity or a subcontract (at any tier) under such a prime contract, in each case, including any task orders or delivery orders issued under, or any modifications to, any such prime contract or subcontract, whether currently active or subject to an open audit period.

“Governmental Entity” means any federal, state, local or foreign government, any political subdivision thereof, or any court, arbitrator or arbitration panel, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency.

“Hazardous Materials” means any waste, pollutant, contaminant, hazardous substance, toxic, ignitable, reactive or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process-intermediate product or waste, asbestos or asbestos-containing materials, lead-based paint, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, the management, use, handling or disposal of which is in any way governed by or subject to any applicable Environmental Law.

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, without duplication, (a) all indebtedness of the Company and its Subsidiaries with respect to borrowed money, including loans, debts, indebtedness evidenced by notes payable or bonds (or similar agreements or instruments), letters of credit or bankers’ acceptances (to the extent drawn or funded), amounts outstanding under capitalized leases as determined in accordance with GAAP (but excluding operating leases) or otherwise for obligations secured by a Lien, or for the deferred purchase price of property or services (including any “earn-outs”, holdbacks or similar obligations in respect of the acquisition of a business) for which the Company or any of its Subsidiaries is liable, contingently or otherwise as obligor, guarantor, or otherwise, including but not limited to bank debt, bank fees, shareholder debt and vendor debt, including, in each case above, any interest accrued thereon and prepayment or similar penalties and expenses which would be payable if such liability were paid in full as of the Closing, and (b) all unfunded obligations of the Company and its Subsidiaries prior to the Closing under any pension or retirement plan, to the extent not paid prior to the Closing Date. For the avoidance of doubt, “Indebtedness” shall not include undrawn letters of credit or items included as current liabilities in Net Working Capital.

“Indemnified Party” means a Purchaser Indemnified Party or a Member Indemnified Party, as applicable.

“Indemnity Escrow” means the escrow account established pursuant to this Agreement for purposes of funding obligations of the Members pursuant to Section 3.6 and ARTICLE XI below.

“Intellectual Property” means any or all of the following and all rights, arising out of or associated therewith: (a) all U.S. and foreign patents and applications therefor and all reissues, reexaminations, inter partes reviews, post-grant reviews, covered business method reviews, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) all inventions (whether patentable or not), invention disclosures, improvements, mask works, trade secrets, proprietary information, know-how, technology, technical data, standard operating procedures and customer lists, and all documentation relating to any of the foregoing throughout the world; (c) all works of authorship (whether copyrightable or not), all copyrights, renewals, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (d) all industrial designs and any registrations and applications therefor throughout the world; (e) all internet uniform resource locators, domain names, social media accounts, identifiers and profiles, trade names, logos, slogans, designs, trade dress, trademarks, service marks and trademark and service mark and trade dress registrations and applications therefor throughout the world and goodwill related thereto; (f) all Software, databases and data collections and all rights therein throughout the world; (g) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (h) any similar or equivalent rights to any of the foregoing anywhere in the world.

“Knowledge” with respect to the Company means the knowledge of Zak Boca, Dan Ushman, Rob Mueller or Andy Pace after due inquiry.

“Laws” means all statutes, rules, codes, regulations, restrictions, ordinances, orders, decrees, approvals, directives, judgments, injunctions, writs, awards and decrees of, or issued by, any Governmental Entity.

“Leased Real Property” means the parcels, buildings, structures, improvements or other interest of real property of which the Company or any Subsidiary holds a leasehold or subleasehold estate in, or is granted the right to use or occupy, whether pursuant to a written or oral agreement.

“Legal Dispute” means any action, suit, arbitration or proceeding between or among the Parties and their respective Affiliates arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any Member Ancillary Document or Purchaser Ancillary Document.

“Licenses” means all notifications, licenses, permits (including environmental, construction and operation permits), qualifications, franchises, certificates, approvals, exemptions, classifications, registrations, clearances, consents and other similar documents and authorizations issued by any Governmental Entity, and applications therefor.

“Liens” mean all mortgages, liens, pledges, security interests, charges, claims, restrictions and encumbrances of any nature whatsoever, other than (in the case of the Membership Interests) Liens running in favor of the Company or its applicable Subsidiary.

“Management Member” means the Member set forth on Schedule 1.1(b).

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect upon (a) the financial condition, business, assets, properties or results of operations of the Company and its Subsidiaries, taken as a whole or (b) the ability of any Member or the Company or any of its Subsidiaries to consummate the transactions contemplated hereby or by any Member Ancillary Document; provided, however, that any change, effect, event, occurrence, state of facts or development arising from or related to the following shall not be taken into account in determining whether a Material Adverse Effect has occurred: (i) conditions affecting the U.S. economy generally, (ii) any national or international political or social conditions, including the engagement by the U.S. in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the U.S., or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the U.S., (iii) changes in GAAP, (iv) changes in any Law, (v) the public announcement of the transactions contemplated by this Agreement, (vi) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (with it being understood that, subject to the other clauses of this proviso, the facts, circumstances and changes underlying any such failure will be taken into account), and (vii) the taking of any action contemplated by this Agreement and/or any of the Member Ancillary Documents, including the completion of the transactions contemplated hereby and thereby, except, in the case of clauses (i), (ii), (iii) or (iv) above, to the extent such change, effect, event, occurrence, state of facts or development has a material disproportionate effect on the Company and its Subsidiaries (taken as a whole) as compared to other Persons operating in a similar industry as that of the Company and its Subsidiaries.

“Member Ancillary Documents” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by the Company, any Member or any Affiliate of any Member in connection with the transactions contemplated hereby.

“Member Indemnified Parties” means the Members and their Affiliates, each of their respective officers, directors, managers, stockholders, members, employees, agents and representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

“Net Working Capital” means the current assets (other than Cash) of the Company and its Subsidiaries on a consolidated basis (including undeposited funds) less the current liabilities of the Company and its Subsidiaries on a consolidated basis (excluding the short-term portion any items of Indebtedness), as of immediately prior to the Closing, determined in accordance with: (1) the sample calculation of Net Working Capital attached hereto as Exhibit 1.1(d) and (2) in accordance with GAAP (in that order of precedence); provided that, current liabilities shall include current Tax liabilities of the Company and its Subsidiaries with respect to any unpaid amounts due in respect of any Tax Returns described in Section 7.11(a) that are initially due after the Closing Date, but for the avoidance of doubt, excluding any amounts for Taxes related to the matters set forth on Schedule A.

“Net Working Capital Adjustment Amount” means the amount, which may be positive or negative, equal to (a) the Net Working Capital Surplus, if any, minus (b) the Net Working Capital Deficit, if any, minus (c) the Estimated Net Working Capital Surplus, if any, plus (d) the Estimated Net Working Capital Deficit, if any.

“Net Working Capital Deficit” means the amount, if any, by which the Net Working Capital Target exceeds the Net Working Capital, as finally determined pursuant to Section 3.6.

“Net Working Capital Escrow” means the escrow account established pursuant to this Agreement for purposes of funding the Net Working Capital Adjustment Amount pursuant to Section 3.6 (to the extent such amount is positive due to the existence of a Net Working Capital Deficit).

“Net Working Capital Surplus” means the amount, if any, by which the Net Working Capital, as finally determined pursuant to Section 3.6, exceeds the Net Working Capital Target.

“Net Working Capital Target” means $(6,620,000.00).

“Non-U.S. Plan” mean each employee benefit plan, employment, bonus, incentive, change in control, stock purchase, stock option, restricted stock, stock appreciation right, phantom stock or phantom equity plan, program, agreement or arrangement; and each severance, termination, termination pay or indemnity, salary continuation, retention, perquisite, accrued leave, vacation, sick pay, sick leave, time-off, medical, life insurance, disability, accident, welfare benefit, retiree medical, dental or life insurance, profit-sharing, fringe benefit, compensation, pension, deferred compensation, early retirement, savings, other retirement or superannuation or other similar plan, fund, program, agreement, commitment or arrangement sponsored, established, maintained or contributed to, or required to be contributed to, or with respect to which any actual or contingent liability is borne, outside the U.S. by the Company or any Subsidiary.

“Ordinary Course” means the ordinary course of business of the Company and its Subsidiaries consistent with past practice.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable, (b) statutory Liens of landlords, (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the Ordinary Course and not yet due and payable, (d) in the case of Leased Real Property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other minor irregularities in title that are not violated by the current use or occupancy of such Leased Real Property or the operation of the Business conducted thereon, (e) the title of a lessor under an operating lease or capitalized lease or of any licensor under a license, (f) Liens created under any Company Contract identified on Schedule 4.14(a) and (g) imperfections of title and Liens that do not, individually or in the aggregate, (i) interfere in any material respect with the present use of or occupancy of the affected Leased Real Property by the Company or any Subsidiary, (ii) have more than a de minimis effect on the value thereof or its use, or (iii) impair the ability of such parcel to be sold, leased or subleased for its present use.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization or other entity or Governmental Entity.

“Personal Information” means, in addition to any information encompassed within a definition provided by the Company or any of its Subsidiaries for any similar term (e.g., “personally identifiable information”) in the Company’s or any of its Subsidiaries’ privacy policies or other public-facing statements, all information identifying or capable of being associated with an identifiable individual person, including: (i) information that identifies or is otherwise identifiable with an individual, (ii) information that could be used to identify, contact or precisely locate an individual (e.g., geolocation data); (iii) any data regarding an individual’s activities online or on a mobile device or other application (e.g., searches conducted, web pages or content visited or viewed); and (iv) Internet Protocol addresses, unique device identifiers or other persistent identifiers associated with individuals.

“Privacy Laws” means any Laws, legal requirements, and self-regulatory guidelines and principles that, with respect to any of the foregoing, are binding upon Company or any of its Subsidiaries with respect to the receipt, collection, storage, use, processing, transmission, safeguarding, security, disposal, destruction, disclosure or transfer (including cross-border transfers) of Personal Information.

“Purchase Price Allocation Methodology” means the methodology for determining the purchase price allocation attached to this Agreement as Exhibit 7.11(g).

“Purchaser Ancillary Documents” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by the Purchaser in connection with the transactions contemplated hereby.

“Purchaser Indemnified Parties” means the Purchaser and its Affiliates, each of their respective officers, directors, managers, stockholders, members, employees, agents and representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

“Registered Intellectual Property” means all U.S. and foreign: (a) patents and patent applications (including reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations-in-part); (b) registered trademarks, service marks and trade dress, and applications to register trademarks, service marks, and trade dress (including intent-to-use applications); (c) registered copyrights and applications for copyright registration (including renewals); (d) domain name registrations and registered social media accounts, identifiers and profiles; (e) registered mask works and applications for mask work registration; (f) registered industrial designs and applications for industrial design registration; and (g) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded with any federal, state, local or foreign Governmental Entity or other public body or registry.

“Release” means release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge or dispersal into the Environment.

“Sales Tax Escrow” means the escrow account established pursuant to this Agreement for purposes of funding the payment of certain sales and use Taxes described in Section 7.11(l) hereof.

“Schedule” means any schedule attached to this Agreement.

“Software” means all computer software programs, together with any error corrections, updates, modifications or enhancements thereto, in both machine readable form and source code or other human readable form, including all related documentation, comments and any procedural code.

“Subsidiary” or “Subsidiaries” means any or all Persons of which the Company (or other specified Person) owns, directly or indirectly through another Person, a nominee arrangement or otherwise at least a majority of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally or otherwise have the power to elect a majority of the board of directors or similar governing body or the power to Control such Person.

“Supplier” means each of the top twenty-five (25) suppliers of the Company and its Subsidiaries (based on the dollar amount of payments made by the Company and its Subsidiaries) during the 12-month period ended December 31, 2017.

“Tax” or “Taxes” means all (a) taxes, assessments, duties, levies and other similar governmental charges, including income, franchise, capital stock, real property, personal property, tangible, withholding, employment,  production, ad valorem, recording, profits, lease, severance, bank shares, deed, prohibited transaction, net worth, real property gains, windfall profits, capital, payroll, social security, social contribution, unemployment, workers’ compensation, disability, transfer, sales, use, excise, license, occupation, registration, stamp, premium, customs duties, alternative or add-on minimum, estimated, gross receipts, value-added and all other taxes or similar charges imposed by any Governmental Entity together with any interest, penalties or additions to tax with respect thereto; (b) any liability for any amount described in clause (a) above whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of applicable Law; and (c) any liability for any amount described in clauses (a) or (b) as a result of any tax sharing, tax indemnity or tax allocation agreement.

“Tax Benefit” means any refund, credit or reduction in Tax actually realized by any Person.

“Tax Return” means any report, return, claim for refund, declaration or other information return or statement required to be supplied to a Governmental Entity relating to Taxes, including any schedule or attachment thereto and any estimated returns and any amendment thereof.

“Termination Date” means the date prior to the Closing when this Agreement is terminated in accordance with ARTICLE X.

“Transaction Expenses” means (i) the legal, accounting, financial advisory and other third party advisory or consulting fees and expenses or other fees or payments incurred by the Company or any of its Subsidiaries and/or the Members in connection with the transactions contemplated by this Agreement and the Member Ancillary Documents prior to the Closing, (ii) the premium for the D&O Tail, (iii) fifty percent (50%) of the Escrow Agent’s fees under the Escrow Agreement, (iv) the amount set forth on Schedule B together with the employer portion of any employment, payroll or other Tax applicable thereto (to the extent not already deducted in the calculation of Closing Date Cash or Estimated Closing Date Cash, as applicable), (v) any amounts payable pursuant to the Termination of Executive Employment Agreement and General Release entered into by and between the Company and Christopher J. Locke (to the extent not already deducted in the calculation of Closing Date Cash or Estimated Closing Date Cash, as applicable) and (vi) the Expense Fund (to the extent not already deducted in the calculation of Closing Date Cash or Estimated Closing Date Cash, as applicable). Transaction Expenses shall not include amounts included as Change of Control Payments or any premiums or costs related to the Purchaser R&W Insurance Policy.

“Treasury Regulations” means the federal Tax regulations promulgated under the Code.

“U.S.” means the United States of America.

“WARN” means the U.S. Worker Adjustment and Retraining Notification Act and the rules and regulations promulgated thereunder.

Section 1.2           Other Definitions. Each of the following terms is defined in the Section set forth opposite such term:

Term	Page

401(k) Plan	56
Acquisition	6
Aggregate Escrow Amounts	20
Agreement	6
Allocation Schedule	61
Alternate Financing	65
Arbitrator	23
Business	6
Change of Control Escrow Amount	20
Closing Date Expense Statement	21
Closing Date Financial Statement	21
Closing Date Indebtedness Statement	20
Closing Date Payment Statement	21
Closing Payment	20
Closing Statements	21
Commitment Letter	48
Company	6

Company Contracts	31
Company Fundamental Representations	67
Covered Matter	79
D&O Tail	63
Debt Financing	48
Debt Financing Source	48
Debt Letters	48
Deductible	77
Escrow Funds	20
Estimated Closing Date Cash	21
Estimated Closing Date Indebtedness	20
Estimated Net Working Capital	21
Estimated Transaction Expenses	21
Expense Fund	90
Expiration Date	72
Extended Indemnity Escrow Amount	78
Fundamental Representations	67
Hinshaw/Goodwin	86
Indemnifying Party	75
Indemnity Escrow Amount	20
Insurance Contracts	39
IRS	36
Lease	27
Legal Proceeding	31
Litigation Conditions	75
Losses	74
Member Fundamental Representations	67
Member Losses	74
Member Releasers	64
Member Representative	6
Members	6
Membership Interests	6
Net Working Capital Escrow Amount	20
New Commitment Letter	65
Non-Compete Agreements	6
Non-Solicit Agreement	6
Parties	6
Party	6
Payoff Letters	68
Pre-Closing Period	49
Preliminary Adjustment Schedule	22
Privileged Communications	86
Purchase Price	20
Purchaser	6
Purchaser Filed Tax Returns	57
Purchaser Losses	74

Purchaser R&W Insurance Policy	63
Purchaser’s Related Parties	73
Redacted Fee Letter	48
Representative Losses	89
Reverse Termination Fee	72
Schedule Supplement	56
Seller Filed Tax Returns	57
Seller Parties	86
Straddle Period	58
Tax Compliance Matters	62
Tax Matter	59
Third Party Claim	75
Transfer Taxes	61

Section 1.3           Construction. Unless the context of this Agreement otherwise clearly requires, (a) references to the plural include the singular, and references to the singular include the plural, (b) references to one gender include the other gender, (c) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (d) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (e) the terms “day” and “days” mean and refer to calendar day(s), (f) the terms “year” and “years” mean and refer to calendar year(s), (g) unless set forth specifically otherwise or otherwise required by Law or by a third party, the settlement of all payments hereunder shall be made in Dollars, (h) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. Unless otherwise set forth herein, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law means such Law as amended, modified, supplemented or succeeded, from time to time and in effect at any given time. Any amount denominated in a foreign currency that must be converted into U.S. dollars for purposes of this Agreement shall be converted using an exchange rate published by the Wall Street Journal on a date that is five (5) days prior to the date hereof or the Closing Date, as applicable. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified. This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it. Where the term “made available” is used in this Agreement, it means, with respect to any document or information, that the same has been made available to the Purchaser by means of the virtual data room established by the Company not less than twenty-four (24) hours prior to the time this Agreement is executed.

Section 1.4           Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

ARTICLE II
PURCHASE AND SALE

Section 2.1           Agreement to Purchase and Sell. Subject to the terms and conditions of this Agreement, at the Closing, the Members will sell, transfer and deliver to the Purchaser, and the Purchaser will purchase and acquire from the Members, all of the Membership Interests, free and clear of all Liens.

ARTICLE III
PURCHASE PRICE; ADJUSTMENTS

Section 3.1          Purchase Price. The aggregate cash amount to be paid for the Membership Interests by the Purchaser at Closing (the “Closing Payment”) shall be an amount equal to (a) $132,000,000.00, (the “Purchase Price”) plus (b) the Estimated Net Working Capital Surplus, if any, minus (c) the Estimated Net Working Capital Deficit, if any, plus (d) the Estimated Closing Date Cash, minus (e) the Sales Tax Escrow Amount, minus (f) the Indemnity Escrow Amount, minus (g) the Change of Control Escrow Amount, minus (h) the Net Working Capital Escrow Amount, minus (i) the Estimated Closing Date Indebtedness, minus (j) the Estimated Transaction Expenses.

Section 3.2           Escrows. On the Closing Date, the Purchaser shall deposit: (a) one and one half percent (1.5%) of the Purchase Price in cash (the “Indemnity Escrow Amount”) with the Escrow Agent to be distributed in accordance with the terms of this Agreement and the Escrow Agreement; (b) the estimated amount of the Change of Control Payments as set forth on the Closing Date Expense Statement (the “Change of Control Escrow Amount”) with the Escrow Agent to be distributed in accordance with the terms of this Agreement and the Escrow Agreement; (c) $750,000.00 (the “Sales Tax Escrow Amount”) with the Escrow Agent to be distributed in accordance with the terms of this Agreement and the Escrow Agreement; and (d) $250,000.00 (the “Net Working Capital Escrow Amount”) with the Escrow Agent to be distributed in accordance with the terms of this Agreement and the Escrow Agreement (the Indemnity Escrow Amount plus the Change of Control Escrow Amount plus the Net Working Capital Escrow Amount plus the Sales Tax Escrow Amount, collectively, the “Aggregate Escrow Amounts”) with the Escrow Agent to be distributed in accordance with the terms of this Agreement and the Escrow Agreement. The Aggregate Escrow Amounts, as adjusted from time to time, together with any interest earned thereon, shall be referred to as the “Escrow Funds.”

Section 3.3           Closing Date Statements.

(a)           Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement (the “Closing Date Indebtedness Statement”), signed by the Chief Executive Officer of the Company (on behalf and in the name of the Company), which sets forth, by lender, the Company’s good faith estimate of the aggregate amount of the Closing Date Indebtedness (the “Estimated Closing Date Indebtedness”). Attached to the Closing Date Indebtedness Statement will be copies of the Payoff Letters delivered in accordance with Section 8.2(g) hereof.

(b)           Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement (the “Closing Date Expense Statement”), signed by the Chief Executive Officer of the Company (on behalf and in the name of the Company), which sets forth, by payee, the Company’s good faith estimate of the aggregate amount of (i) the Change of Control Payments, and (ii) the Transaction Expenses (the “Estimated Transaction Expenses”). Attached to the Closing Date Expense Statement will be documents, in form and substance reasonably acceptable to the Purchaser, which confirm that upon payment of the respective amounts specified in such Closing Date Expense Statement, each Person that is to be paid in accordance with such Closing Date Expense Statement shall have been paid in full for all Change of Control Payments and Estimated Transaction Expenses, as applicable.

(c)           Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement (the “Closing Date Financial Statement”), signed by the Chief Executive Officer of the Company (on behalf and in the name of the Company), which sets forth the Company’s good faith estimate of (i) the Net Working Capital (the “Estimated Net Working Capital”), (ii) the Estimated Net Working Capital Surplus, if any, or the Estimated Net Working Capital Deficit, if any, and (iii) Closing Date Cash (the “Estimated Closing Date Cash”).

(d)           Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement (the “Closing Date Payment Statement,” and together with the Closing Date Indebtedness Statement, the Closing Date Expense Statement and the Closing Date Financial Statement, the “Closing Statements”), signed by the Chief Executive Officer of the Company (on behalf and in the name of the Company), which sets forth the following information relating to each Member, as applicable: (i) name, address (as listed in the record books of the Company) and social security number or tax identification number (if known by the Company), (ii) the number and type of Membership Interests held by such Person and the respective unit certificate numbers (if any), (iii) the percentage and amount of the Closing Payment payable to such Person, (iv) the percentage of the Escrow Funds allocable to such Member upon any disbursements thereof to the Members and (v) the percentage of the Adjustment Amount, if any, allocable to such member in the event any Adjustment Amount is owed to the Members pursuant to Section 3.6(f)(i). The Members acknowledge and agree that the Member Representative, and after the Closing, the Company and its Subsidiaries, and the Purchaser shall be entitled to rely on the Closing Date Payment Statement for the purposes of making any payments hereunder.

(e)           To the extent reasonably requested by the Purchaser, the Company will make available to the Purchaser and its auditors and advisors all records and work papers used in preparing the Closing Statements. The Members and the Company will review any comments proposed by the Purchaser with respect to the Closing Statements and will consider, in good faith, any appropriate changes.

Section 3.4           Payment of Closing Payment. On the Closing Date, the Purchaser shall pay to the Members, to such accounts specified to the Purchaser by the Company at least three (3) Business Days prior to the Closing Date, the Closing Payment.

Section 3.5           Payment of Other Amounts Payable at Closing. On the Closing Date, the Purchaser shall:

(a)           on behalf of the Company or its applicable Subsidiary, pay to such account or accounts as the Company specifies to the Purchaser pursuant to the Closing Date Indebtedness Statement, the aggregate amount of the Estimated Closing Date Indebtedness;

(b)           on behalf of the Company, pay to the Escrow Agent the Change of Control Escrow Amount;

(c)           on behalf of the Members, pay to the Escrow Agent the Indemnity Escrow Amount;

(d)           on behalf of the Members, pay to the Escrow Agent the Net Working Capital Escrow Amount;

(e)           on behalf of the Company or its applicable Subsidiary, pay to such account or accounts as the Company specifies to the Purchaser pursuant to the Closing Date Expense Statement, the aggregate amount of the Estimated Transaction Expenses; and

(f)            on behalf of the Company, pay the Escrow Agent the Sales Tax Escrow Amount.

Section 3.6            Adjustment of Purchase Price.

(a)           No later than forty-five (45) days following the Closing Date, the Purchaser shall prepare and deliver to the Member Representative a statement (the “Preliminary Adjustment Schedule”), which sets forth the Purchaser’s calculation of (i) the Net Working Capital, (ii) the Net Working Capital Surplus, if any, or the Net Working Capital Deficit, if any, (iii) Closing Date Cash, (iv) Closing Date Indebtedness, (v) Transaction Expenses and (vi) the Adjustment Amount; provided, that if the Purchaser does not deliver the Preliminary Adjustment Schedule within such forty-five (45) day period, the Adjustment Amount shall be deemed to be the Net Working Capital Escrow Amount.  During the period of the preparation of the Preliminary Adjustment Schedule, upon reasonable prior notice, the Members and the Member Representative shall cooperate with the Purchaser and its authorized representatives, including by providing on a timely basis information reasonably requested in connection with the preparation of the Preliminary Adjustment Schedule.

(b)           The Member Representative shall have thirty (30) days following receipt of the Preliminary Adjustment Schedule during which to notify the Purchaser of any dispute of any item contained in the Preliminary Adjustment Schedule, which notice shall set forth in reasonable detail the basis for such dispute, including the line items in dispute and the amount so disputed for each such line item. During the period of the preparation of such notice of dispute, upon reasonable prior notice, the Purchaser shall provide the Member Representative and its authorized representatives with reasonable access, during normal business hours, to the relevant books, records, facilities, employees and accountants of the Purchaser and its Subsidiaries (including the Company and its Subsidiaries) and otherwise cooperate with the Member Representative and its authorized representatives, including by providing on a timely basis information reasonably requested in connection with the preparation of such notice.

(c)           If the Member Representative does not notify the Purchaser of any such dispute within such thirty (30) day period, the Preliminary Adjustment Schedule shall be deemed to be the Final Adjustment Schedule.

(d)           If the Member Representative notifies the Purchaser of any such dispute within such thirty (30) day period, the Purchaser and the Member Representative shall cooperate in good faith to resolve any such dispute as promptly as possible, and upon such resolution, the Final Adjustment Schedule shall be prepared in accordance with the agreement of the Purchaser and the Member Representative.

(e)           If the Purchaser and the Member Representative are unable to resolve any dispute regarding the Preliminary Adjustment Schedule within fifteen (15) days (or such longer period as the Purchaser and the Member Representative shall mutually agree in writing), following notice of such dispute, such dispute shall be submitted to, and all items disputed by the Members in the Member Representative’s dispute notice shall be resolved by, an independent nationally recognized accounting firm mutually agreed upon by the Purchaser and the Member Representative (such accounting firm so selected, the “Arbitrator”). Such resolution shall be final and binding on the Parties. The Purchaser and the Member Representative shall instruct the Arbitrator to make a final determination of Closing Date Cash, Closing Date Indebtedness, Transaction Expenses, Net Working Capital, the Net Working Capital Deficit, if any, or the Net Working Capital Surplus, if any, and the Adjustment Amount based solely on the items that are in dispute and not on the basis of an independent review and that, in resolving such items in dispute and in determining Closing Date Cash, Closing Date Indebtedness, Transaction Expenses, Net Working Capital, the Net Working Capital Deficit, if any, or the Net Working Capital Surplus, if any, and the Adjustment Amount, the Arbitrator shall not assign to any item in dispute a value that is (A) greater than the greatest value for such item assigned by the Purchaser, on the one hand, or the Member Representative, on the other hand, or (B) less than the smallest value for such item assigned by the Purchaser, on the one hand, or the Member Representative, on the other hand. The Parties shall cooperate with the Arbitrator to facilitate its resolution of the disputed items, including by providing such information, data, work papers and access to books and records, personnel and accountants as the Arbitrator may request. The Parties shall instruct the Arbitrator to use commercially reasonable efforts to complete its work within thirty (30) days following its engagement. The fees, costs and expenses of the Arbitrator (1) shall be borne by the Member Representative in the proportion that the aggregate dollar amount of all such disputed items so submitted that are unsuccessfully disputed by the Member Representative (as finally determined by the Arbitrator) bears to the aggregate dollar amount of such items so submitted and (2) shall be borne by the Purchaser in the proportion that the aggregate dollar amount of such disputed items so submitted that are successfully disputed by the Member Representative (as finally determined by the Arbitrator) bears to the aggregate dollar amount of all such items so submitted. If any disputes are submitted to the Arbitrator pursuant to this Section 3.6(e), the Final Adjustment Schedule shall be prepared in accordance with the decision of the Arbitrator and, to the extent applicable, the agreement of the Purchaser and the Member Representative.

(f)            Within five (5) Business Days following the determination of the Final Adjustment Schedule in accordance with this Section 3.6:

(i)           If the Adjustment Amount is positive, the Purchaser shall pay to the Members the Adjustment Amount, net of applicable withholding taxes, if any, by wire transfer or delivery of immediately available funds and in accordance with the Closing Date Payment Statement. Upon payment of such Adjustment Amount by the Purchaser to the Members, the Purchaser shall be fully released and discharged of any obligation to the Members with respect to payment of the Adjustment Amount, and the Purchaser and the Member Representative shall deliver a joint written instruction to the Escrow Agent to release the balance of the Net Working Capital Escrow to the Members.

(ii)          To the extent the Adjustment Amount is negative, (A) the Purchaser shall be entitled to payment of the Adjustment Amount, first out of the Net Working Capital Escrow Amount and, if such Net Working Capital Escrow Amount is unavailable, exhausted or insufficient to pay in full the Adjustment Amount, then out of the Indemnity Escrow Amount, and (B) the Purchaser and the Member Representative shall deliver a joint written instruction to the Escrow Agent to pay to the Purchaser such Adjustment Amount and to pay to the Members any remaining portion of the Net Working Capital Escrow Amount.

(iii)         Any payments made pursuant to this Section 3.6(f) will be deemed to be adjustments for Tax purposes to the Purchase Price. In addition, any payment made pursuant to this Section 3.6(f) shall include an additional amount of simple interest equal to the amount of interest that such payment would have earned had it earned interest at the rate per annum of the WSJ Prime Rate as reported in the Wall Street Journal on the Closing Date, from the Closing Date through the date of such payment.

Section 3.7           Withholding. Notwithstanding anything in this Agreement to the contrary, each of the Company, the Member Representative, Escrow Agent, and the Purchaser shall be entitled to deduct and withhold, or cause to be deducted or withheld, from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Purchaser shall notify the Member Representative prior to making any such withholdings, except with respect to payments in the nature of compensation to be made to employees or former employees. The Purchaser, Company and Member Representative shall use commercially reasonable efforts to minimize any such withholdings.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND MANAGEMENT MEMBER

The Company and Management Member hereby represent and warrant, except as set forth on the Disclosure Schedule, to the Purchaser as follows as of the date hereof and as of the Closing Date:

Section 4.1           Organization. The Company and each Subsidiary is a corporation, limited liability company or other entity, as applicable, duly formed and validly existing under the Laws of the jurisdiction of formation set forth on Schedule 4.1 and each has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company and each Subsidiary is duly qualified or registered as a foreign corporation, limited liability company or other entity, as applicable, to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure to so qualify or register would not reasonably be expected to have a Material Adverse Effect. The Company has heretofore made available to the Purchaser complete copies of the organizational documents of the Company and each Subsidiary as currently in effect and the corporate or limited liability company or other record books with respect to actions taken by its shareholders, board of directors, members, partners and managers, as applicable. Schedule 4.1 contains a correct and complete list of the jurisdictions in which the Company and each Subsidiary is qualified or registered to do business as a foreign corporation, limited liability company or other entity, as applicable.

Section 4.2           Authorization. The Company has the right, power, authority and capacity to execute and deliver this Agreement and each Member Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Member Ancillary Documents by the Company and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all required action on the part of the Company. This Agreement has been, and the Member Ancillary Documents to which the Company is a party shall be as of the Closing Date, duly executed and delivered by the Company, and do or shall, as the case may be, constitute the valid and binding agreements of the Company, enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 4.3           Capital Structure.

(a)           Schedule 4.3(a) accurately and completely sets forth the capital structure of the Company including the number of membership interests or other equity interests which are authorized and which are issued and outstanding. All of the issued and outstanding membership interests or other equity interests of the Company (i) are duly authorized and validly issued, (ii) are held of record by the Persons and in the amounts set forth on Schedule 4.3(a), and (iii) were not issued or acquired by the holders thereof in violation of any Law, agreement or the preemptive rights of any Person. Other than the Members, no other Person is the record holder of any membership interests, units or other equity interests in the Company.

(b)          Except as set forth on Schedule 4.3(b), no membership interests or other equity interests of the Company are reserved for issuance or are held as treasury shares, and (i) there are no outstanding options, warrants, rights, calls, commitments, conversion rights, rights of exchange, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities or other plans or commitments, contingent or otherwise, relating to the equity of the Company; (ii) there are no outstanding contracts or other agreements of the Company, the Members or any other Person to purchase, redeem or otherwise acquire any outstanding membership interests or other equity interests of the Company, or securities or obligations of any kind convertible into any membership interests or other equity interests of the Company; (iii) there are no dividends which have accrued or been declared but are unpaid on the membership interests or other equity interests of the Company; (iv) there are no outstanding or authorized equity appreciation, phantom stock, equity plans or similar rights with respect to the Company; and (v) there are no voting agreements or other membership agreements relating to the management or equity of the Company.

(c)           Except as set forth on Schedule 4.3(c), the Company has never purchased, redeemed or otherwise acquired any membership interests, units or other equity interests of the Company.

Section 4.4            Subsidiaries.

(a)           Except as set forth on Schedule 4.4(a), neither the Company nor any Subsidiary currently owns or has owned, directly or indirectly, any capital stock or other equities, securities or interests in any other Person, nor any options, warrants, rights, calls, commitments, conversion rights, rights of exchange, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities or other plans or commitments, contingent or otherwise, relating thereto.

(b)          Schedule 4.4(b) accurately and completely sets forth the capital structure of each Subsidiary including the number of membership interests or other equity interests which are authorized and which are issued and outstanding. All of the issued and outstanding membership interests or other equity interests of each Subsidiary (i) are duly authorized and validly issued, (ii) are held of record by the Persons and in the amounts set forth on Schedule 4.4(b), and (iii) were not issued or acquired by the holders thereof in violation of any Law, agreement or the preemptive rights of any Person.

(c)           Except as set forth on Schedule 4.4(c), no membership interests or other equity interests of any Subsidiary are reserved for issuance or are held as treasury shares, and (i) there are no outstanding options, warrants, rights, calls, commitments, conversion rights, rights of exchange, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities or other plans or commitments, contingent or otherwise, relating to the equity of any Subsidiary; (ii) there are no outstanding contracts or other agreements of the Subsidiaries, their equity holders, or any other Person to purchase, redeem or otherwise acquire any outstanding membership interests or other equity interests of the Subsidiaries, or securities or obligations of any kind convertible into any membership interests or other equity interests of the Subsidiaries; (iii) there are no dividends which have accrued or been declared but are unpaid on the membership interests or other equity interests of the Subsidiaries; (iv) there are no outstanding or authorized equity appreciation, phantom stock, equity plans or similar rights with respect to the Subsidiaries; and (v) there are no voting agreements or other membership agreements relating to the management or equity of the Subsidiaries.

(d)          Except as set forth on Schedule 4.4(d), the Subsidiaries have never purchased, redeemed or otherwise acquired any membership interests, units or other equity interests of any Subsidiary.

Section 4.5           Absence of Restrictions and Conflicts. Except as set forth on Schedule 4.5, the execution, delivery and performance of this Agreement and the Member Ancillary Documents, the consummation of the transactions contemplated hereby and thereby, and the fulfillment of and compliance with the terms and conditions hereof and thereof, do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, permit the acceleration of any obligation under or create in any party the right to terminate, modify or cancel, (a) any term or provision of the organizational documents of the Company or any Subsidiary, (b) except as indicated with an asterisk on Schedule 4.14(a), any Company Contract or any License applicable to the Company or its Subsidiaries, which, individually or in the aggregate, would not be material to the Company and its Subsidiaries, taken as a whole, (c) any judgment, decree or order of any court or Governmental Entity or agency to which the Company, any Subsidiary or any Member is a party or by which the Company, any Subsidiary or any Member or any of their respective properties are bound, or (d) any Law or arbitration award applicable to the Company, any Subsidiary or any Member. Except for filings pursuant to the HSR Act, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to the Company, any Subsidiary or any Member in connection with the execution, delivery or performance of this Agreement or the Member Ancillary Documents, or the consummation of the transactions contemplated hereby or thereby.

Section 4.6           Real Property.

(a)           None of the Company or its Subsidiaries is the owner of any real property.

(b)          Schedule 4.6(b) sets forth a correct and complete description of the Leased Real Property, including the address and a description of each agreement granting the Company or its Subsidiaries any interest in the Leased Real Property (each, including all amendments and modifications thereto, a “Lease”). The Company has made available to the Purchaser true, correct, and complete copies of each Lease.

(c)           The Company or one of its Subsidiaries, as listed on Schedule 4.6(b), has a valid leasehold interest in the Leased Real Property, and the Leases granting such interests are in full force and effect.

(d)           No security deposit or portion thereof deposited with respect to any Lease has been applied in respect of a breach or default under any Lease which has not been redeposited in full.

(e)           Neither the Company or its Subsidiaries, as applicable, nor to the Knowledge of the Company any other party to any Lease, is in breach of or default under any Lease, and, to the Knowledge of the Company, no event has occurred or circumstances exist that, with the delivery of notice, the passage of time, or both, would constitute a breach or default under any Lease. Possession of the Company or its Subsidiary, as applicable, of any Leased Real Property has not been disturbed, and to the Knowledge of the Company, there are no disputes with respect to any Lease.

(f)            Except with respect to data center customers in the Ordinary Course or as set forth on Schedule 4.6(f), neither the Company nor any Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy all or any portion of the Leased Real Property.

(g)           Neither the Company nor any Subsidiary has collaterally assigned, mortgaged or otherwise encumbered its interest in any Leased Real Property.

(h)           The Leased Real Property has received approvals of all Governmental Entities required in connection with the leasing thereof and the facilities, improvements and operations thereon and the Leased Real Property has been operated and maintained in compliance in all material respects with all applicable Laws.

(i)            To the Knowledge of the Company, no portion of the Leased Real Property, or any building or improvement located thereon, violates any Law, including those Laws relating to zoning, building, land use, environmental, health and safety, fire, air, sanitation and noise control. Except for any of the same that constitute a Permitted Lien, no Leased Real Property is subject to (i) any decree or order of any Governmental Entity (or, to the Knowledge of the Company, threatened or proposed order) or (ii) any rights of way, building use restrictions, exceptions, variances, reservations or limitations of any nature whatsoever.

(j)           The improvements and fixtures on the Leased Real Property are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, and are adequate and suitable for the purposes for which they are presently being used, the Leased Real Property is supplied with utilities and other services necessary for the conduct of the Business undertaken at such Leased Real Property (as currently conducted).  To the Knowledge of the Company, there is no, and the Company has not received written notice that there is any, condemnation, expropriation or similar proceeding pending or threatened against any of the Leased Real Property or any improvement thereon. Except as set forth on Schedule 4.6(j), the Leased Real Property constitutes all of the real property reasonably required by the Company and its Subsidiaries in the operation of the Business.

Section 4.7           Title to Assets; Related Matters.

(a)           Except as set forth on Schedule 4.7(a), the Company and its Subsidiaries have good and marketable title to or a valid leasehold interest in all of their respective property and assets, all property and assets used or held for use in their conduct of the Business and all property and assets reflected on the Balance Sheet or acquired since the date thereof (except for inventory sold in the Ordinary Course since the date thereof), in each case, free and clear of all Liens except Permitted Liens.

(b)           All equipment and other items of tangible personal property and assets owned by the Company and its Subsidiaries or used or held for use in the conduct of the Business (i) are in good operating condition and in a state of good maintenance and repair, except for ordinary wear and tear and customary turnover in equipment, (ii) were acquired and are usable in the regular and Ordinary Course and (iii) conform in all material respects to all applicable Laws. Except as set forth on Schedule 4.7(b), no Person other than the Company or its Subsidiaries owns any equipment or other tangible personal property or assets situated on the premises of the Company or any Subsidiary, except for the leased items that are subject to personal property leases. Except as set forth on Schedule 4.7(b), neither the Company nor any Subsidiary has sold, transferred or disposed of any assets, other than sales of inventory in the Ordinary Course. The property and assets of the Company and its Subsidiaries immediately following the Closing will constitute all the assets used by the Company and its Subsidiaries to conduct the operations of the Business.

Section 4.8           Inventory; Products and Services. Except as set forth on Schedule 4.8, the Company’s and its Subsidiaries’ inventory is sufficient for the operation of the Company’s and its Subsidiaries’ business in the Ordinary Course, and, to the Knowledge of the Company, all items of inventory are of a quality and quantity usable and salable in the Ordinary Course in all material respects. Except as set forth on Schedule 4.22, other than (a) immaterial events affecting the products, services and inventory of the Company and its Subsidiaries occurring in the Ordinary Course, (b) customer complaints that have been addressed by service-related credits, (c) industry-wide events affecting all providers in the Company’s industry, and (d) equipment failures occurring in the Ordinary Course, to the Knowledge of the Company, (i) all products owned, developed, manufactured, marketed, distributed, licensed, sold or otherwise made available to any Person, and services performed for any Person, by the Company or its Subsidiaries have, for the past one (1) year, been fit for the ordinary purposes for which they were intended to be used, conformed in all material respects to any promises or affirmations of fact made by the Company with respect to such products and services and complied with all applicable Laws and any other standards set by any Governmental Entity or other recognized standard setting organization; and (ii) for the past three (3) years, the Company and its Subsidiaries have complied with the warranty and service level obligations that the Company and its Subsidiaries have made (excluding, for the avoidance of doubt, any manufacturer’s warranties) with respect to such products and services, and there are no material pending or, to the Company’s Knowledge, threatened, claims, relating to any warranty or service level obligations, failure to meet warranties or service levels in all material respects or product returns. No notices of recall have been served on the Company and its Subsidiaries by any Governmental Entity, and to the Company’s Knowledge, there are no facts in existence that would reasonably be expected to result in any duty to recall any products or to warn customers of any latent or overt defect in design, manufacturing or otherwise.

Section 4.9          Financial Statements. The Financial Statements are attached as Schedule 4.9 hereto. Except as expressly noted on Schedule 4.9, the Financial Statements have been prepared in accordance with GAAP from the books and records of the Company and its Subsidiaries, and such books and records have been maintained on a basis consistent with GAAP. Each balance sheet included in the Financial Statements (including the related notes and schedules) fairly presents in all material respects the financial position of the Company and its Subsidiaries, as applicable, as of the date of such balance sheet, and each statement of income and cash flows included in the Financial Statements (including the related notes and schedules) fairly presents in all material respects the results of operations and changes in cash flows of the Company and its Subsidiaries for the periods set forth therein, in each case in accordance with GAAP (except as expressly noted therein or as disclosed on Schedule 4.9). Since the date of the Balance Sheet, there has been no change in any accounting (or tax accounting) policy, practice or procedure of the Company or any Subsidiary. The Company and its Subsidiaries maintain accurate books and records reflecting each of their assets and liabilities and maintain proper and adequate internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting, to ensure that transactions, receipts and expenditures are being executed and made only in accordance with appropriate authorizations, to prevent or timely detect any unauthorized acquisition, use or disposition of funds or assets and to enable the preparation of periodic financial statements for external purposes in accordance with GAAP. All of the Company’s and its Subsidiaries’ accounts receivable arose from bona fide sales of goods or services and represent arm’s-length sales made in the Ordinary Course to Persons that are not Members or their Affiliates, and to the Knowledge of the Company, such accounts receivable are fully collectible in the Ordinary Course (subject to any reserve recorded on the face of the Financial Statements) and not subject to any valid counterclaims or set-offs. Schedule 4.9 sets forth all amounts of Indebtedness as of the date hereof.

Section 4.10         No Undisclosed Liabilities. Except as disclosed on Schedule 4.10, neither the Company nor any Subsidiary has any material liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, matured or otherwise and regardless of whether and when asserted), other than liabilities or obligations which (a) are adequately reflected or reserved against in the balance sheet included in the Interim Financial Statements, (b) have been incurred in the Ordinary Course or (c) have been incurred in connection with the transactions contemplated hereby and are included in the Transaction Expenses.

Section 4.11         Absence of Certain Changes. Since the date of the Interim Financial Statements and except as set forth on Schedule 4.11, there has not been:

(i)           any Material Adverse Effect,

(ii)          any damage, destruction, loss or casualty to property or assets of the Company or any Subsidiary with a value in excess of $50,000 in the aggregate, whether or not covered by insurance, or

(iii)         any action taken of the type described in Section 7.1(f) through Section 7.1(p), Section 7.1(s) or Section 7.1(w) hereof, that, had such action occurred following the date hereof without the Purchaser’s prior approval, would be in violation of Section 7.1 hereof.

Section 4.12         Legal Proceedings. Except as set forth on Schedule 4.12, there is, and in the past three (3) years has been, no suit, litigation, action, claim, arbitration, proceeding or investigation instituted by, or pending or, to the Knowledge of the Company, threatened, against, relating to or involving the Company, any Subsidiary or their respective property and assets by or before any Governmental Entity or arbitrator (a “Legal Proceeding”). None of the Legal Proceedings set forth on Schedule 4.12, if finally determined adversely, is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect. Neither the Company nor any Subsidiary is or in the past three (3) years has been subject to any judgment, decree, injunction, rule or order of any court or arbitrator.

Section 4.13         Compliance with Laws. The Company and each Subsidiary is (and has been at all times in past three (3) years) in compliance in all material respects with all applicable Laws. Except as set forth on Schedule 4.13, (i) neither the Company nor any Subsidiary has been charged with, nor received any written, or to the Knowledge of the Company, oral, notice that it is under investigation with respect to, and, to the Knowledge of the Company, neither the Company nor any Subsidiary is otherwise now under investigation with respect to, any violation of any applicable Law or other requirement of a Governmental Entity, and (ii) neither the Company nor any Subsidiary is or in the past three (3) years has been a party to, or bound by, any order, judgment, decree, injunction, rule or award of any Governmental Entity or arbitrator. The Company and each Subsidiary has filed all reports required to be filed with any Governmental Entity, and all such reports were accurate and complete in all material respects when filed.

Section 4.14         Company Contracts.

(a)           Schedule 4.14(a) sets forth a correct and complete list of the following contracts to which the Company or any Subsidiary is a party, to which the Company, any Subsidiary or any property of any thereof is subject or by which the Company or any Subsidiary is otherwise bound, whether oral or written (the “Company Contracts”) (other than the Leases set forth on Schedule 4.6(b), the Employment Agreements set forth on Schedule 4.16(a), the Company Benefit Plans set forth on Schedule 4.17(a) and the Insurance Contracts set forth on Schedule 4.19):

(i)           all bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures, guarantees or other contracts relating to Indebtedness or binding upon any properties or assets (real, personal or mixed, tangible or intangible) of the Company or any Subsidiary, including any guarantees of the foregoing;

(ii)          all leases or licenses involving any properties or personal assets requiring the payment by the Company or any Subsidiary of an amount in excess of $50,000;

(iii)         all contracts and agreements that (A) limit or restrict the Company, its Subsidiaries or any of their respective officers, directors, managers, employees, members or other equity holders, agents or representatives (in their capacity as such) from engaging in any business or other activity in any jurisdiction or from soliciting or hiring any Person; (B) otherwise materially restrict or limit the ability of the Company or its Subsidiaries to operate or expand the Business; or (C) contain a “most favored nation” or exclusive purchase or supply provision;

(iv)         all contracts and agreements entered into by the Company or its Subsidiaries for capital expenditures or the acquisition or construction of fixed assets requiring the payment by the Company or any Subsidiary of an amount in excess of $50,000 after the date hereof;

(v)          all contracts and agreements that provide for an increased payment or benefit, or accelerated vesting, upon the execution hereof, or the Closing, or in connection with the transactions contemplated hereby;

(vi)         all contracts and agreements granting any Person a security interest or other Lien on all or any part of any asset;

(vii)        all contracts and agreements granting to any Person an option or a first refusal, first-offer or similar preferential right to purchase or acquire any assets;

(viii)       all contracts, licenses and agreements to which the Company or any Subsidiary is a party (A) with respect to Company Intellectual Property licensed or transferred to any third party (other than non-exclusive end user licenses for Software in object code format granted in the Ordinary Course and having annual fees for such licenses or transfers of less than $200,000 in the aggregate); (B) pursuant to which a third party has licensed or transferred any Company Intellectual Property to the Company or any Subsidiary (excluding shrink-wrap or click-wrap non-exclusive licenses for Software that is generally available from a commercial source for annual license or royalty fees of less than $200,000 in the aggregate); or (C) pursuant to which any Company Intellectual Property was or is being developed or created by a third party expressly for the Company or any Subsidiary, or any joint development of Intellectual Property was or is being undertaken;

(ix)          all contracts and agreements providing for the indemnification or holding harmless of any officer, director, manager, employee or member, other than as contained in the organizational documents of the Company and its Subsidiaries;

(x)           any Active Government Contract or other Government Contract;

(xi)          all joint venture or partnership contracts and all other contracts providing for the sharing of any revenue or profits;

(xii)         all contracts or agreements entered into involving the sale or purchase of assets (other than in the Ordinary Course), or capital stock or other equity interest of any Person, or a merger, consolidation, business combination or similar transaction;

(xiii)        contract for the purchase or sale of goods or for the furnishing or receipt of services, in each case, which provides for (or would reasonably be expected to involve) annual payments to or by the Company or its Subsidiaries in excess of $150,000 in any one year or that were entered into outside of the Ordinary Course;

(xiv)       all supply contracts and agreements (excluding work orders and purchase orders individually requiring the Company or any Subsidiary to spend an amount less than $150,000 in any one year) for the provision of goods or services for the Company or any Subsidiary;

(xv)        all contracts with the Customers and Suppliers;

(xvi)       all outstanding powers of attorney empowering any Person to act on behalf of the Company or any Subsidiary;

(xvii)      any settlement contract; and

(xviii)     all existing contracts and agreements (other than those described in subsections (i) through (xvii) of this Section 4.14(a)) (i) involving an annual commitment or annual payment to or from the Company or any Subsidiary of more than $250,000 individually or (ii) that is material to the Company and its Subsidiaries, individually or in the aggregate.

(b)           Complete copies of all Company Contracts, including any amendments or supplements thereto and waivers thereof, have been made available to the Purchaser. The Company Contracts are legal, valid, binding and enforceable in accordance with their respective terms with respect to the Company or any Subsidiary, as applicable, and, to the Knowledge of the Company, each other party to such Company Contracts. There is no existing material default or breach by the Company or any Subsidiary, as applicable, under any Company Contract (or event or condition that, with notice or lapse of time or both could constitute a default or breach) and, to the Knowledge of the Company, there is no such default or breach (or event or condition that, with notice or lapse of time or both, could constitute a default or breach) with respect to any other party to any Company Contract. To the Knowledge of the Company, neither the Company nor any Subsidiary is participating in any discussions or negotiations regarding modification of or amendment to any Company Contract or entry in any new material contract applicable to the Company, any Subsidiary or the real or personal property of the Company or any Subsidiary other than in the Ordinary Course. Schedule 4.14(a) identifies with an asterisk each Company Contract set forth therein that requires the consent of or notice to the other party thereto to avoid any breach, default or violation of such contract, agreement or other instrument in connection with the transactions contemplated hereby.

(c)           With respect to each Active Government Contract, (i) no termination for default, cure notice or show cause notice has been received by the Company and remains unresolved, and, to the Knowledge of the Company, no event, condition or omission has occurred or exists that would constitute grounds for such action; (ii) neither the Company nor any of its Subsidiaries has recognized collectively on any such Active Government Contract any amount of revenue in excess of the Governmental Entity’s current contractual obligation; and (iii) no money due to the Company or any of its Subsidiaries pertaining to any such Active Government Contract has been withheld or set off other than in accordance with the withholding provisions of any such Active Government Contract.

Section 4.15         Tax Returns; Taxes.

(a)           Except as otherwise disclosed on Schedule 4.15(a): (i) all income and other material Tax Returns of the Company and each Subsidiary required to have been filed in accordance with any applicable Law have been duly filed and are correct and complete in all material respects; (ii) all Taxes, deposits of Taxes or other payments relating to Taxes due and owing by the Company and each Subsidiary (whether or not shown on any Tax Return) have been paid in full; (iii) there are not now any extensions of time in effect with respect to the dates on which any Tax Returns of the Company or any Subsidiary were or are due to be filed other than customary extensions for which no approval is required; (iv) all deficiencies asserted as a result of any examination of any Tax Returns of the Company or any Subsidiary have been paid in full, accrued on the books of the Company or a Subsidiary, as applicable, or finally settled, and no issue has been raised in any such examination which, by application of the same or similar principles, reasonably could be expected to result in a proposed deficiency for any other period not so examined; (v) no claims have been asserted in writing and no proposals or deficiencies for any Taxes of the Company or any Subsidiary are being asserted, proposed or, to the Knowledge of the Company, threatened, in each case, in writing, and no audit or investigation of any Tax Return of the Company or any Subsidiary is currently underway, pending or, to the Knowledge of the Company, threatened; (vi) no claim has ever been made by a Taxing authority in a jurisdiction in which the Company or any Subsidiary does not file Tax Returns that it is or may be subject to taxation by that jurisdiction; (vii) the Company and each Subsidiary has timely withheld, paid over, and reported all Taxes required to have been withheld, paid over, and reported by them in connection with amounts paid or owing to any employee, independent contractor, creditor, equity holder or other third party; (viii) there are no outstanding waivers or agreements by or on behalf of the Company or any Subsidiary for the extension of time for the assessment of any Taxes or deficiency thereof, nor are there any requests for rulings between the Company or any Subsidiary and any Taxing authority; (ix) there are no Liens against any property of the Company or any Subsidiary for Taxes (other than Liens for Taxes that are not yet due and payable); (x) neither the Company nor any Subsidiary is a party to any Tax allocation, sharing or indemnification agreement under which the Company or any Subsidiary will have any liability after the Closing, other than a Contract, such as a lease, the principal purpose of which does not relate to Taxes; (xi) neither the Company nor any Subsidiary has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return; and (xii) neither the Company nor any Subsidiary has any liability for the Taxes of any Person (other than the Company or any Subsidiary) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract, or otherwise.

(b)           Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) beginning on or after the Closing Date as a result of any: (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Law) executed on or before the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) improper method of accounting used or change in method of accounting; (iv) deferred intercompany transaction; (v) excess loss account under Section 1502 of the Code and the Treasury Regulations promulgated thereunder (or any similar provision of state, local, or non-U.S. Law; or (vi) election made (or contemplated to be made) under Section 108(i) of the Code.

(c)           All intercompany transactions have been conducted in accordance with an arm’s-length result within the meaning of Treasury Regulation Section 1.482-1(b)(1) or similar non-United States Law.

(d)          Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(e)           The Company has at all times since the date it was organized been classified as a partnership or disregarded entity (and not as a publicly traded partnership taxable as a corporation) for U.S. federal and applicable state and local income Tax purposes.

(f)            For U.S. federal income tax purposes and applicable state and local income Tax purposes, each Subsidiary of the Company has at all times since the date it was organized been treated as a partnership or disregarded entity from the Company within the meaning of Section 7701 of the Code and the Treasury Regulations promulgated thereunder.

(g)           The representations and warranties contained in this Section 4.15 (and Section 4.16 and Section 4.17 insofar as such sections are related to Taxes) constitute the sole and exclusive representations and warranties of the Company and its Subsidiaries related to Taxes.

Section 4.16         Officers and Employees.

(a)           Schedule 4.16(a) contains a correct and complete list of (a) all of the officers, managers and directors of the Company and each Subsidiary, specifying their position, annual rate of compensation, work location, and length of service, respectively and (b) all of the employees (whether full-time, part-time or otherwise) and independent contractors of the Company and each Subsidiary as of the date hereof with an annual base salary or consulting fees of $100,000 or more, specifying their position, status as full-time, part-time or otherwise, work location, and length of service, respectively, consulting or other independent contractor fees, together with an appropriate notation next to the name of any officer or other employee on such list who is subject to any written Employment Agreement or any other written term sheet or other document describing the terms or conditions of employment of such employee or independent contractor or of the rendering of services by such independent contractor. Except as set forth on Schedule 4.16(a), neither the Company nor any Subsidiary is a party to or bound by any Employment Agreement. The Company has provided to the Purchaser complete copies of each Employment Agreement (or standard form thereof) to which the Company or any Subsidiary is a party, or by which any of them is otherwise bound. There is no existing material default or breach by the Company or any Subsidiary, as applicable, under any Employment Agreement (or event or condition that, with notice or lapse of time or both could constitute such a default or breach) and, to the Knowledge of the Company, there is no such default or breach (or event or condition that, with notice or lapse of time or both, could constitute a default or breach) with respect to any other party to any Employment Agreement. The Company has not misclassified any individual as (i) an independent contractor or an employee leased from another employer, rather than as an employee, or (ii) an employee exempt from state, federal, provincial or other applicable overtime regulations. Except as set forth on Schedule 4.16(a), neither the Company, any Subsidiary nor any Member has made any verbal commitments to any officer, employee, former employee, consultant or independent contractor of the Company or any Subsidiary with respect to compensation, promotion, retention, termination, severance or similar matters in connection with the transactions contemplated hereby or otherwise. As of the date hereof, to the Knowledge of the Company, no employee with an annual base salary of $100,000 or more has notified the Company or any of its Subsidiaries that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement.

(b)           (A) there are no complaints, charges, proceedings, suits, actions or claims against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened that could be brought or filed with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or failure to employ by the Company or any of its Subsidiaries, of any individual and (B) the Company and its Subsidiaries are in substantial compliance with all applicable Laws relating to the employment of labor, including all such Laws relating to labor relations, terms and conditions of employment, hiring, termination, wages, hours, WARN and any similar state or local “mass layoff” or “plant closing” law, classification of employees (exempt/non-exempt and employee/independent contractor), collective bargaining, discrimination, civil rights, safety and health, workers’ compensation, immigration, work status, leaves of absence, background check, privacy and the collection and payment of withholding and/or social security taxes and any similar Tax.

(c)           The Company (A) has withheld and reported all amounts required by applicable Law to be withheld and reported with respect to wages, salaries and other payments to employees, (B) is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing and (C) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and in accordance with past practice).

Section 4.17         Company Benefit Plans.

(a)           Set forth on Schedule 4.17(a) is a list of each Company Benefit Plan and Non-U.S. Plan. With respect to each Company Benefit Plan and Non-U.S. Plan, the Company has made available to the Purchaser true and complete copies of each of the following, to the extent currently effective: (i) the plan document, together with all amendments, or if unwritten, a written summary of all material plan terms; (ii) where applicable, any trust agreements, insurance policies and other documents establishing other funding arrangements; (iii) any summary plan descriptions and employee handbooks; (iv) in the case of any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination letter (or opinion letter or advisory letter), if any, from the Internal Revenue Service (the “IRS”); (v) all filings required to be made with any Governmental Entity during the two (2) calendar years preceding the date of this Agreement; (vi) the two (2) most recent financial statements and actuarial valuation reports thereof; and (vii) any correspondence or filings with or from any Government Entity relating to any government investigation or audit or any submission under any voluntary compliance procedures.

(b)           Neither the Company, any Subsidiary nor any ERISA Affiliate has ever maintained or been required to contribute to any benefit plan subject to Title IV of ERISA, or subject to Section 412 of the Code or Section 302 of ERISA. Neither the Company, any Subsidiary nor any ERISA Affiliate has been required to contribute to any “multiemployer plan” as defined in Section 4001(a)(3) of ERISA. No liability under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries.

(c)           Except as otherwise disclosed on Schedule 4.17(c), each Company Benefit Plan, including any associated trust or fund, has been administered in compliance in all material respects with its terms and the applicable requirements of ERISA, the Code and any other applicable Laws. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or is the subject of a favorable opinion letter or advisory letter from the IRS on the form of such Company Benefit Plan, and, to the Knowledge of the Company, no event has occurred and no facts or circumstances exist that would cause the IRS to revoke or fail to issue such letter. Neither the Company nor any Subsidiary has filed, and is not considering filing, an application under the IRS Employee Plans Compliance Resolution System or the Department of Labor’s Voluntary Fiduciary Correction Program with respect to any Company Benefit Plan.

(d)           None of the Company, any of its Subsidiaries, nor, to the Knowledge of the Company, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transaction with respect to any Company Benefit Plan that would be reasonably likely to subject the Company to any Taxes or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable Law.

(e)           Except as set forth on Schedule 4.17(e), all contributions, assessments and premium payments required to be made on account of each Company Benefit Plan have either been made or accrued on the financial statements of the Company (or the applicable Subsidiary), and the Company (or the applicable Subsidiary) has timely deposited all amounts withheld from employees into appropriate trusts or accounts, and no event has occurred or condition exists that would reasonably be expected to result in a material increase in the level of such amounts paid or accrued for the most recently ended fiscal year. There are no existing or, to the Knowledge of the Company, threatened Legal Proceedings relating to a Company Benefit Plan, other than routine claims for information or benefits in the Ordinary Course and, to the Knowledge of the Company, there is no reasonable basis for any such Legal Proceeding (other than such routine claims).

(f)            Except as set forth on Schedule 4.17(f), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could (either alone or in connection with other events) (i) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director, manager or other service provider of the Company or any Subsidiary under any Company Benefit Plan or Non-U.S. Plan; (ii) result in any severance, termination or similar types of payments or benefits; or (iii) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any employee, director or consultant of the Company or any Subsidiary. The agreements listed on Schedule 4.17(f) constitute all of the obligations of the Company and any Subsidiary to make payments (including, “success fees” or bonuses, or severance payments, and any amounts payable to offset any excise Taxes imposed under Section 4999 of the Code and any related income Taxes) to or for the benefit of current or former officers, directors, managers or employees of the Company or any Subsidiary exclusively as a result of the transactions contemplated by this Agreement, other than those relating to amounts paid by the Company prior to the Closing Date and statutory payments to officers, directors, managers or employees of the Company or any Subsidiary outside of the United States and ordinary course accrued bonuses and wages and other payments that are not triggered exclusively by the transactions contemplated by this Agreement.

(g)           Each Company Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(h)           Each Non-U.S. Plan has been administered in compliance with its terms and complies in all material respects with all applicable Laws.

(i)            No Company Benefit Plan provides for, as a result of any of the transactions contemplated by this Agreement (whether alone or in connection with other events), any payment of any amount of money or other property to, or the acceleration of or provision of any other rights or benefits to, any current or former officer, employee, independent contractor, manager or director of the Company or any of its Subsidiaries that could reasonably be expected, individually or in the aggregate, to result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.  No current or former officer, employee, independent contractor, manager or director of the Company or any of its Subsidiaries is entitled to any gross-up or any other payment from the Company or any of its Subsidiaries in respect of any Tax (including Taxes imposed under Section 409A or Section 4999 of the Code) or any interest or penalty related thereto.

(j)            None of the Company Benefit Plans promises retiree medical, disability or life insurance benefits to any current or former employee, consultant or director, except as required by Section 4980B of the Code, Part 6 of Title I of ERISA or similar applicable state or local Law.

(k)           The representations and warranties contained in this Section 4.17 constitute the sole representations and warranties of the Company relating to Company Benefit Plans and Non-U.S. Plans.

Section 4.18         Labor Relations. Except as set forth in Schedule 4.18, (a) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, contract or legally binding commitment to any trade union or employee organization or group in respect of or affecting employees; (b) neither the Company nor any of its Subsidiaries is currently engaged in any negotiation with any trade union or employee organization; (c) there is no strike, labor dispute, work slowdown or stoppage pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; (d) there is no grievance or arbitration proceeding arising out of or under any collective bargaining agreement which is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; (e) neither the Company nor any of its Subsidiaries is the subject of any union organization effort; (f) there are no claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries related to the status of any individual as an independent contractor or employee; and (g) the Company and each of its Subsidiaries have complied in all respects with WARN.

Section 4.19         Insurance Policies. Schedule 4.19 sets forth a list of all policies of insurance maintained, owned or held by the Company and its Subsidiaries (collectively, the “Insurance Contracts”). Except as otherwise disclosed on Schedule 4.19, all such Insurance Contracts are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date will have been paid, and no written notice of cancellation or termination has been received by the Company or any of its Subsidiaries with respect to any such policy (nor has any policy of insurance been cancelled or terminated in the past three (3) years except in the Ordinary Course). Except as set forth on Schedule 4.19, there is no claim under any Insurance Contract as to which coverage has been denied or provided with a reservation of rights or, to the Company’s Knowledge, disputed by the underwriter, nor is any other material claim pending. To the Company’s Knowledge, there is no threatened termination of, premium increase with respect to or material alteration of coverage under, any of the Insurance Contracts.

Section 4.20         Environmental Matters. Except as set forth on Schedule 4.20:

(a)           the Company and each Subsidiary possess all material permits and approvals required under, and each is and has been in compliance in all material respects with, all Environmental Laws, and the Company and each Subsidiary is and has been in compliance in all material respects with all applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in all Environmental Laws or contained in any other Law, or any notice or demand letter issued thereunder;

(b)           neither the Company nor any Subsidiary has entered into or agreed to enter into, and neither the Company nor any Subsidiary has contemplated entering into, any consent decree or order, and neither the Company nor any Subsidiary is subject to any judgment, decree or judicial or administrative order relating to compliance with, or the cleanup of Hazardous Materials under, any applicable Environmental Law;

(c)           neither the Company nor any Subsidiary has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, released, or exposed any Person to any Hazardous Materials, or owned or operated any property or facility that is or has been contaminated by any Hazardous Materials, such as would give rise, individually or in the aggregate, to a Material Adverse Effect;

(d)           neither the Company nor any Subsidiary has received written notice of any pending or threatened actions from any Governmental Entity regarding any matter relating to Environmental Laws;

(e)           the Company has made available to the Purchaser complete copies of all reports, correspondence, memoranda, computer data and the complete files relating to environmental matters of the Company and its Subsidiaries; and

(f)            the representations and warranties contained in this Section 4.20 constitute the sole representations and warranties of the Company relating to Environmental matters.

Section 4.21         Intellectual Property.

(a)           Schedule 4.21(a) contains a list of all Company Registered Intellectual Property, which identifies all Company Registered Intellectual Property (including, as applicable, registration number, application number, patent number, filing date, issue date, mark or title, and jurisdiction).

(b)          The Company Intellectual Property includes all of the Intellectual Property used or held for use by the Company or its Subsidiaries in the conduct of their businesses as they are now being conducted. The Company has received no written notice of, and to the Knowledge of the Company there has not been, an event or claim which remains unresolved that indicates that any  Company Intellectual Property owned by the Company or any of its Subsidiaries or product or service marketed, sold or otherwise provided by the Company or any Subsidiary is subject to any Legal Proceeding or outstanding decree, order, judgment, agreement or stipulation (i) restricting in any manner the use, transfer or licensing thereof by the Company or any Subsidiary or (ii) that may affect the validity, use or enforceability of such Company Intellectual Property or any such product or service. Each item of Company Registered Intellectual Property owned by the Company or any of its Subsidiaries is subsisting and, to the Knowledge of the Company, in all material respects, valid and enforceable. All necessary application, registration, maintenance and renewal fees currently due in connection with Company Registered Intellectual Property have been made and all necessary documents, recordations and certifications in connection with the application, maintenance, renewal and recordation of ownership of such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the U.S. or foreign jurisdictions, except to the extent that any failure to pay such fees or file with the jurisdictions would not, individually or in the aggregate have a Material Adverse Effect.

(c)           The Company and/or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to each item of Company Registered Intellectual Property and other Company Intellectual Property purported to be owned by the Company or any of its Subsidiaries and to the Knowledge of the Company, the Company has a valid license to use all other Company Intellectual Property as the same is presently used in the Company’s and its Subsidiaries’ respective businesses. Each item of Company Intellectual Property owned by the Company or any of its Subsidiaries is free and clear of any Lien (other than Permitted Liens and non-exclusive licenses in such Intellectual Property granted by the Company in the Ordinary Course). The Company or the applicable Subsidiary of the Company is the exclusive owner or exclusive licensee of all trademarks and service marks, trade dress, trade names and domain names used by the Company or any Subsidiary in connection with the advertisement, marketing or sale of any products or the provision of any services of the Company or any Subsidiary, free and clear of all Liens (other than Permitted Liens and non-exclusive licenses in such Intellectual Property granted by the Company in the Ordinary Course). Except as set forth on Schedule 4.21(c), neither the Company nor any Subsidiary has granted any licenses, rights or interest in the Company Intellectual Property to a third party except for non-exclusive licenses granted to end users or customers for Company Intellectual Property in the Ordinary Course. There is no pending Legal Proceeding challenging the ownership, use, validity or enforceability of any Company Intellectual Property owned by the Company or any of its Subsidiaries or contesting the right of the Company or any of its Subsidiaries to use, license, transfer or dispose of any Company Intellectual Property. Immediately after the Closing, all Company Intellectual Property will be owned or licensed, and available for use, by the Company and its Subsidiaries on the same terms and to the same extent they were owned or licensed, and available for use, immediately prior to the Closing.

(d)           Except as set forth on Schedule 4.21(d), each Person who is an employee of the Company or any of its Subsidiaries and who is or has been materially involved in the creation or development of any Company Intellectual Property has signed a valid, enforceable agreement containing an assignment of Intellectual Property rights pertaining to such created Intellectual Property to the Company. Except as set forth on Schedule 4.21(d), to the extent that the Company Intellectual Property has been developed or created by a third party expressly for the Company or any Subsidiary, the Company or Subsidiary, as applicable, has a written agreement with such third party with respect thereto and the Company or Subsidiary, as applicable, thereby either (i) has ownership of and is the exclusive owner of, or (ii) has a license (sufficient for the operations of the Company and each Subsidiary as currently conducted and as proposed to be conducted) to, all of such third party’s Intellectual Property in such work, material or invention by operation of law or by valid agreement.

(e)           Except as set forth on Schedule 4.21(e), the Company has no Knowledge of, and neither the Company nor any of its Subsidiaries has received written notice of or any other overt threat from any third party, or is a party to or the subject of any Legal Proceeding in which it is alleged, that the operation of the business of the Company or any of its Subsidiaries as it is currently conducted and as proposed to be conducted, or any act, product or service of the Company or any Subsidiary, infringes or misappropriates the Intellectual Property of any third party.

(f)           To the Knowledge of the Company, no Person has been or is infringing or misappropriating any Company Intellectual Property.

(g)          The Company and its Subsidiaries have taken reasonable steps to protect the rights of the Company and its Subsidiaries in the Confidential Information and any trade secret or confidential information of third parties used by the Company or any Subsidiary. Except as would not reasonably be expected to have a Material Adverse Effect, no such Confidential Information, trade secret or confidential information has been authorized to be disclosed or has been actually disclosed by the Company or its Subsidiaries to any former or current employee or any third party other than pursuant to a non-disclosure agreement restricting the disclosure and use of the same.

(h)          (i) the Company and its Subsidiaries have publicly posted privacy policies on their respective websites in a manner readily available to individuals whose data is being collected, used, or processed, and such policies provide accurate and complete disclosure regarding the collection, use, disclosure, transfer, retention, destruction, disposal and other handling of their Personal Information; (ii) the Company and its Subsidiaries, and to the Knowledge of the Company all third parties acting on behalf of the Company or any of its Subsidiaries, are in compliance with all publicly posted privacy policies and any applicable Privacy Laws and contractual obligations that the Company or any of its Subsidiaries have entered into with respect to Personal Information; (iii) the Company and its Subsidiaries have complied at all times with any privacy policies and privacy obligations of any third party under the terms of any agreements or understandings to which the Company or any of its Subsidiaries is a party or which otherwise bind the Company or its Subsidiaries; (iv) the Company and its Subsidiaries have taken reasonable steps to ensure that any third party with access to Personal Information collected by or on behalf of, or in the possession of, the Company or any of its Subsidiaries, has implemented and maintained commercially reasonable safeguards to protect Personal Information and other confidential data in its possession or control against loss and against unauthorized access, use, modification, disclosure or other misuse, including implementing and monitoring compliance with reasonable measures with respect to technical and physical security of such Personal Information; (v) neither the Company nor any of its Subsidiaries has received any notice of any claims of, or been charged with, the violation of any Privacy Laws or applicable privacy policies, and to the Knowledge of the Company there is no basis for any such claim; and (vi) the execution, delivery and performance of this Agreement comply with the Company’s and its Subsidiaries’ privacy policies.

Section 4.22         Software.

(a)           Schedule 4.22(a) sets forth a correct and complete list of the Company Licensed Software.

(b)          The use of the Company Software does not breach in any material respect any term of any license or other contract between the Company or any Subsidiary, on the one hand, and any third party, on the other hand. The Company and its Subsidiaries are in compliance in all material respects with the terms and conditions of all license agreements in favor of the Company or any Subsidiary relating to the Company Licensed Software.

(c)           To the Knowledge of the Company, the Company Proprietary Software does not infringe or misappropriate any Intellectual Property right of any third party.

(d)         To the Knowledge of the Company, none of the Company Proprietary Software contains or uses any “open source software” (e.g., Software distributed pursuant to a license approved by the Open Source Initiative (as currently set forth at https://opensource.org/licenses/alphabetical), in a manner that would require the source code for the Company Proprietary Software to be disclosed to any Person upon the occurrence of any condition (including the distribution by the Company and its Subsidiaries of their respective products and services in the Ordinary Course).

(e)           Except as set forth on Schedule 4.22(e), the Software, computers, routers, networks and other information technology equipment and infrastructure used by the Company or its Subsidiaries (excluding any public networks) (i) operate and perform in all material respects in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted; and (ii) have not suffered any errors or failures in the past one (1) year that caused any material disruption to the conduct of the business of the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries have in place commercially reasonable security, disaster recovery and business continuity plans with respect to such information technology equipment and infrastructure, and have taken commercially reasonable actions to protect the security and integrity of the same. Except as set forth on Schedule 4.22(e), to the Knowledge of the Company, there has not been, in the last three (3) years, any material incident unauthorized access to such information technology equipment or infrastructure or the data processed or transmitted therewith.

Section 4.23        Transactions with Affiliates. Except as set forth on Schedule 4.23, no Member and no officer, manager or director of the Company, any Subsidiary, any Member or any Affiliate of the foregoing, nor any Person with whom any such officer, manager or director has any direct or indirect relation by blood, marriage or adoption, no entity in which any such officer, manager or director or Person owns any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than five percent of the stock of which is beneficially owned by all such officers, directors and Persons in the aggregate), no Affiliate of any of the foregoing and no current or former Affiliate of the Company or any Subsidiary has any interest in: (a) any contract, transaction, arrangement or understanding with, or relating to, the Company or any Subsidiary or the properties or assets of the Company or any Subsidiary; (b) any loan, arrangement, understanding, agreement or contract for or relating to the Company or any Subsidiary or the properties or assets of the Company or any Subsidiary; or (c) any property (real, personal or mixed), tangible or intangible, used or currently intended to be used by the Company or any Subsidiary.

Section 4.24         Customer and Supplier Relations.

(a)           Schedule 4.24(a)-1 contains a correct and complete list of the names of the Customers and the aggregate amount the Company and its Subsidiaries invoiced each such Customer during the twelve month period ended on December 31, 2017.  Except as set forth on Schedule 4.24(a)-2, the Company and its Subsidiaries have not received any written or, to the Company’s Knowledge, oral, notice, nor does the Company have Knowledge, that any Customer will reduce materially its business with the Company and its Subsidiaries from the level achieved during such period.  Except as set forth on Schedule 4.24(a)-2, no customer representing revenue of more than $60,000 during the twelve (12) month period ending on December 31, 2017 has terminated its relationship with the Company and its Subsidiaries or threatened or notified the Company and its Subsidiaries of its intention to do so.  No customer representing revenue of more than $60,000 during the twelve (12) month period ending on December 31, 2017 has modified or, to the Company’s Knowledge, indicated that it intends to modify, its relationship with the Company and its Subsidiaries in a manner which is materially less favorable to the Company and its Subsidiaries than the terms and conditions in effect preceding such actual or intended modification.  Except as set forth on Schedule 4.24(a)-2, the Company and its Subsidiaries are not involved in any claim, dispute or controversy with any Customer. Except as set forth on Schedule 4.24(a)-3, to the Knowledge of the Company, Since December 31, 2017, no event has occurred that could materially and adversely affect the Company’s or any of its Subsidiaries’ relations with any Customer.

(b)           Schedule 4.24(b) contains a correct and complete list of the names of the Suppliers and the aggregate amount the Company and its Subsidiaries paid to each of them during the twelve month period ended on December 31, 2017. The Company and its Subsidiaries have not received any written, or to the Company’s Knowledge, oral, notice, nor does the Company have Knowledge, that any Supplier will reduce materially its business with the Company and its Subsidiaries from the level during such period. No Supplier has, within the past twelve (12) months, terminated its relationship with the Company and its Subsidiaries or threatened or notified the Company and its Subsidiaries of its intention to do so. No Supplier has, within the past twelve (12) months, modified or, to the Company’s Knowledge, indicated that it intends to modify, its relationship with the Company and its Subsidiaries in a manner that is materially less favorable to the Company and its Subsidiaries than the terms and conditions in effect preceding such actual or intended modification. The Company and its Subsidiaries are not involved in any claim, dispute or controversy with any Supplier. To the Knowledge of the Company, no event has occurred that could materially and adversely affect the Company’s or any of its Subsidiaries’ relations with any Supplier.

Section 4.25         Licenses. Schedule 4.25 is a correct and complete list of all Licenses held by the Company and each Subsidiary. All such Licenses are valid, binding and in full force and effect. The execution, delivery and performance hereof and the consummation of the transactions contemplated hereby shall not adversely affect any such License, or require consent from, or notice to, any Governmental Entity. Except as set forth on Schedule 4.25, the Company has taken all necessary action to maintain, and is and has for the past two (2) years been in material compliance with, each such License. No loss or expiration of any such License is pending or, to the Knowledge of the Company, threatened (other than expiration upon the end of any term in the Ordinary Course). The Company and its Subsidiaries own or possess all Licenses that are required by Law or reasonably necessary to enable them to carry on their operations as presently conducted.

Section 4.26         Brokers, Finders and Investment Bankers. Except as set forth on Schedule 4.26, neither the Company, any Subsidiary, nor any Member, nor any officer, member, manager, director or employee of the Company or any Subsidiary nor any Affiliate of the Company or any Subsidiary, has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated hereby. The Members are solely responsible for the fees and expenses of any broker set forth on Schedule 4.26.

Section 4.27         Bank Accounts. Schedule 4.27 sets forth a correct and complete list of any bank account, safety deposit box and lock box used by the Company and each Subsidiary, including a list of the authorized signatories.

Section 4.28        Member Guarantees. Except as otherwise disclosed on Schedule 4.28, no Member has guaranteed any obligations of the Company or any Subsidiary under any guarantee, letter of credit, bid bond or performance bond.

Section 4.29         Improper Payments. None of the Company and its Subsidiaries, nor, to the Knowledge of the Company, any director, manager, officer, agent, representative or employee of any of the foregoing, or any other Person acting at their direction, on their behalf or otherwise in relation to the Business, has directly or indirectly, made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, regardless of form, whether in money, property, or services to or for the benefit of any “foreign official” (as such term is defined in the Foreign Corrupt Practices Act of 1977 (as amended)): (a) to obtain any improper advantage in securing business; (b) to pay for improper advantage to business secured; or (c) to obtain special concessions or for special concessions already obtained, in each case, that was illegal or improper (taking into account any applicable Laws, including the Foreign Corrupt Practices Act of 1977 (as amended) and the UK Bribery Act of 2010 (as amended), contract terms and any procurement policies of customers, suppliers and other business relations).

Section 4.30         Escheat. The Company and each of its Subsidiaries have timely paid over to the appropriate Governmental Entity all amounts required to be paid over under all escheat and unclaimed property Laws, have fully complied with all material escheat and unclaimed property Laws, and have filed all statements, returns and reports within the time and in the manner prescribed by such Laws.

Section 4.31         Disclaimer of Other Representations and Warranties. Neither the Company nor any Subsidiary or any of their respective members, stockholders, owners, officers, directors, managers or representatives has made, and none of them shall be deemed to have made, any representations or warranties, express or implied, of any nature whatsoever relating to the Company or its Subsidiaries or otherwise in connection with the transactions contemplated by this Agreement, other than those representations and warranties expressly set forth in this ARTICLE IV, ARTICLE V or in the Member Ancillary Documents or Purchaser Ancillary Documents to which such Persons are parties.  The Company makes no representation or warranty to Purchaser with respect to (i) any projections, estimates or budgets heretofore delivered to or made available to Purchaser or their respective counsel, accountants or advisors of future revenues, expenses or expenditures or future results of operations of the Company, and (ii) except as expressly covered by a representation and warranty contained in this ARTICLE IV, any presentations or due diligence information made available to Purchaser or its respective counsel, accountants or advisors with respect to the Company.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF EACH OF THE MEMBERS

Each of the Members, severally and not jointly, represents and warrants to the Purchaser as follows as of the date hereof and as of the Closing Date:

Section 5.1           Authorization. Such Member has the right, power, authority and capacity to execute and deliver this Agreement and each Member Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Member Ancillary Documents by such Member and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all required action on the part of such Member. This Agreement has been, and the Member Ancillary Documents to which it is a party shall be as of the Closing Date, duly executed and delivered by such Member, and do or shall, as the case may be, constitute the valid and binding agreement of such Member enforceable against such Member in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 5.2           Absence of Restrictions and Conflicts. The execution, delivery and performance by such Member of this Agreement and the Member Ancillary Documents to which it is a party, the consummation of the transactions contemplated hereby and thereby, and the fulfillment of and compliance with the terms and conditions hereof and thereof, do not or will not (as the case may be) with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, permit the acceleration of any obligation under or create in any party the right to terminate, modify or cancel (a) any term or provision of the organizational documents of such Member, (b) any contract, agreement, permit, franchise, license or other instrument applicable to such Member, (c) any judgment, decree or order of any Governmental Entity to which such Member is a party or by which such Member or any of its properties are bound, or (d) any Law or arbitration award applicable to such Member.

Section 5.3           Ownership of Equity.

(a)           Such Member has good and valid title to and beneficial ownership of the number and type of Membership Interests set forth next to such Member’s name on Schedule 4.3(a), and such Membership Interests are (i) validly issued, fully paid, and non-assessable, and (ii) free and clear of all Liens.

(b)           Other than the Membership Interests listed on Schedule 4.3(a), such Member owns no membership interests, units or other equity security of the Company or any Subsidiary, or any option, warrant, right, call, commitment or right of any kind to have any such equity security issued.

Section 5.4           Legal Proceedings. There are no suits, litigations, actions, claims, arbitrations, proceedings or investigations pending or, to the knowledge of such Member, threatened against, relating to or involving such Member which would reasonably be expected to adversely affect such Member’s ability to consummate the transactions contemplated by this Agreement or the Member Ancillary Documents to which it is a party.

Section 5.5           Amounts Owed to Members. Neither the Company nor any Subsidiary owes or is obligated to pay such Member any amount, except for salary, employee benefits and bonuses, accrued prior to the Closing in the Ordinary Course.

Section 5.6           Disclaimer of Other Representations and Warranties.          No Member or any of his or its respective partners, members, stockholders, owners, officers, directors or representatives has made, and none of them shall be deemed to have made, any representations or warranties, express or implied, of any nature whatsoever relating to such Member or the Company or its Subsidiaries or otherwise in connection with the transactions contemplated by this Agreement, other than those representations and warranties expressly set forth in ARTICLE IV, this ARTICLE V or in the Member Ancillary Documents or Purchaser Ancillary Documents to which such Persons are parties.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Members as follows as of the date hereof and as of the Closing Date:

Section 6.1           Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

Section 6.2           Authorization. The Purchaser has the rights, power, authority and capacity to execute and deliver this Agreement and the Purchaser Ancillary Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Purchaser Ancillary Documents by the Purchaser, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all required action on the part of the Purchaser. This Agreement has been, and the Purchaser Ancillary Documents shall be, as of the Closing Date, duly executed and delivered by the Purchaser and do or shall, as the case may be, constitute the valid and binding agreements of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 6.3          Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement and the Purchaser Ancillary Documents, the consummation of the transactions contemplated hereby and thereby, and the fulfillment of and compliance with the terms and conditions hereof and thereof, do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, or permit the acceleration of any obligation under, (a) any term or provision of the organizational documents of the Purchaser, (b) any contract to which the Purchaser is a party, (c) any judgment, decree or order of any Governmental Entity to which the Purchaser is a party or by which the Purchaser or any of its properties is bound or (d) any Law applicable to the Purchaser unless, in each case, such violation, conflict, breach, default, loss of benefit or accelerated obligation would not, either individually or in the aggregate, have a material adverse impact on the ability of the Purchaser to consummate the transactions contemplated hereby, or by the Purchaser Ancillary Documents, except for compliance with the applicable requirements of the HSR Act.

Section 6.4          Debt Financing. Purchaser has delivered to the Company a duly executed copy of (i) the Commitment Letter of Jefferies Finance LLC (the “Debt Financing Source”) dated as of the date of this Agreement (the “Commitment Letter”) and (ii) the Fee Letter of the Debt Financing Source dated as of even date with the Commitment Letter (as redacted to remove the fee amounts, alternative transaction fee provisions, pricing caps, the rates and amounts included in the “market flex” and other economic terms that could not adversely affect the conditionality, enforceability or termination of the Debt Financing, the “Redacted Fee Letter”), in each case, including all exhibits, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (collectively, the “Debt Letters”), to provide Purchaser with debt financing in the amount set forth therein for the purpose of financing the transactions contemplated by this Agreement and related fees and expenses (being collectively referred to as the “Debt Financing”). The Debt Letters are in full force and effect and have not been amended or modified (provided, that the existence or exercise of “market flex” provisions contained in the Redacted Fee Letter shall not be deemed to constitute a modification or amendment of the Commitment Letter), and the commitments set forth therein have not been withdrawn or rescinded in any way.  The Debt Letters are a valid and binding obligation of Purchaser and, to the knowledge of the Purchaser, the other parties thereto, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.  Purchaser has fully paid any and all commitment fees or other fees required to be paid under the Debt Letters to the extent required to be paid on or prior to the date hereof or in connection with the execution of this Agreement.  There are no other agreements, side letters or arrangements related to the Debt Financing that would reasonably be expected to affect the availability of such financing, other than as expressly provided in the Debt Letters.  No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of the Purchaser under the Debt Letters.  The aggregate proceeds from the Debt Financing, together with cash on hand, will provide Purchaser with sufficient funds required to consummate the transactions contemplated by this Agreement on the Closing Date.  The Debt Letters contain all of the conditions precedent to the obligations of the Debt Financing Sources thereunder to make the Debt Financing available to Purchaser on the terms therein.  Purchaser does not know of any facts or circumstances that would reasonably be expected to result in the Purchaser not being able to satisfy on the Closing Date any of the conditions to the funding of the Debt Financing required to be satisfied by Purchaser as set forth in the Commitment Letter.

Section 6.5          Inspection; No Other Representations.The Purchaser is an informed and sophisticated Person, and has engaged expert advisors experienced in the evaluation and acquisition of companies such as the Company and its Subsidiaries as contemplated hereunder. Purchaser has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby. Purchaser has been afforded the opportunity to evaluate the merits of the transactions contemplated hereby.  Purchaser acknowledges that the Company has given complete and open access to the key employees, documents and facilities of the Company and its Subsidiaries that Purchaser has requested.  The Company and its representatives have answered to Purchaser’s satisfaction all inquiries that Purchaser or its representatives have made concerning the business of the Company and its Subsidiaries or otherwise relating to the transactions contemplated by this Agreement.  Without limiting the generality of the foregoing, Purchaser acknowledges that (a) the Company does not make any representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Purchaser of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company and its Subsidiaries or the future business and operations of the Company and its Subsidiaries or (ii) any other information or documents made available to Purchaser or its counsel, accountants or advisors with respect to the Company, any of its Subsidiaries or any of their respective businesses, assets, liabilities or operations, except as expressly set forth in ARTICLE IV or ARTICLE V hereof and (b) Purchaser has not relied nor will it rely upon any other information, representation or warranty, except those representations or warranties set forth in ARTICLE IV and ARTICLE V hereof or in the Member Ancillary Documents, in negotiating, executing and delivering this Agreement and consummating the transactions contemplated by this Agreement. Purchaser understands and agrees that it is acquiring the Membership Interests based upon Purchaser’s own inspection, examination and determination of all matters related thereto, and without reliance upon any express or implied representations or warranties of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to the Company, any of its Subsidiaries, the Member Representative or any Member, except for the representations and warranties made by the Company and the Members which are expressly set forth in ARTICLE IV hereof or in the Member Ancillary Documents and by each Member which are expressly set forth in ARTICLE V hereof or in the Member Ancillary Documents.  Purchaser acknowledges and agrees that the representations and warranties set forth in this Agreement (as qualified by the Schedules) supersede, replace and nullify in every respect the data set forth in any other document, material or statement, whether written or oral, made available to Purchaser.

ARTICLE VII
CERTAIN COVENANTS AND AGREEMENTS

Section 7.1           Conduct of Business by the Company. For the period commencing on the date hereof and ending on the earlier of the Closing Date or the date on which this Agreement is terminated pursuant to Section 10.1 (the “Pre-Closing Period”), the Company will and will cause each of its Subsidiaries to, except as set forth on Schedule 7.1, as expressly required hereby or except as otherwise consented to in advance in writing (which consent will not be unreasonably withheld, conditioned or delayed) by the Purchaser:

(a)           conduct its businesses in the Ordinary Course and not engage in any new line of business or shut down any line of business;

(b)           preserve intact the goodwill and business organization of the Company and each Subsidiary;

(c)           maintain its existence and good standing in its jurisdiction of organization and in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification;

(d)           duly and timely file or cause to be filed all Tax Returns required to be filed with any Governmental Entity and promptly pay or cause to be paid when due all Taxes, assessments and governmental charges, including interest and penalties levied or assessed, unless diligently contested in good faith by appropriate proceedings;

(e)           maintain in existing condition and repair (ordinary wear and tear excepted), consistent with past practices, all buildings and other structures located on Leased Real Property, and all equipment, fixtures and other tangible personal property used or held for use in its conduct of its business;

(f)            not authorize for issuance, issue or deliver, or authorize the transfer or incurrence of a Lien upon, any membership interests, units or other equity interests or securities convertible into or exchangeable for its membership interests or other equity interests, or issue or grant any right, option or other commitment for the issuance of its membership interests or other equity interests, or split, combine or reclassify any of its membership interests or other equity interests;

(g)           not amend or modify its organizational documents;

(h)           maintain all material Licenses in full force and effect;

(i)            use commercially reasonable efforts to preserve in all material respects the commercial relationships of the Company and its Subsidiaries with the Customers and Suppliers;

(j)            not declare any dividend, pay or set aside for payment any dividend or other distribution or make any payment to any related parties other than: (i) the payment of salaries in the Ordinary Course, (ii) distributions to Members of amounts representing the Members’ federal, state and local tax liability attributable to the income of the Company in accordance with the Company’s operating agreement and (iii) distributions to Members of non-operating reserves and profits of the Company in accordance with the Company’s operating agreement and consistent with past practice;

(k)           not create any Subsidiary, acquire any capital stock or other equity securities of any corporation or other Person (nor any options, warrants, rights, calls, commitments, conversion rights, rights of exchange, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities or other plans or commitments, contingent or otherwise, relating thereto) or make any other investment in any business or entity;

(l)            not dispose of or permit to lapse any right to the use of any Company Intellectual Property (including any patent, trademark, trade name, service mark, license or copyright of the Company or any Subsidiary), or dispose of or disclose to any Person, any trade secret, formula, process, technology or know-how of the Company or any Subsidiary not heretofore a matter of public knowledge without a properly-executed non-disclosure agreement;

(m)          not (i) sell or transfer any asset, other in the Ordinary Course, (ii) create, incur or assume any Indebtedness (iii) grant, create, incur or suffer to exist any Lien on any asset of the Company or any Subsidiary (other than Permitted Liens), (iv) incur any liability or obligation (absolute, accrued or contingent) (including the guaranty of a liability or obligation of any other Person), except in the Ordinary Course, (v) write-off any guaranteed check, note or account receivable, except in the Ordinary Course, (vi) write-down the value of any asset or investment on the books or records of the Company or any Subsidiary, except in the Ordinary Course, (vii) cancel any debt or waive any claim or right (except for the waiver of immaterial claims or rights in the Ordinary Course), (viii) make any commitment for any capital expenditure to be made on or following the Closing Date outside the ordinary course in excess of $150,000 in the case of any single expenditure or $500,000 in the case of all capital expenditures;

(n)           not increase in any manner the base compensation of, or enter into any new bonus or incentive agreement or arrangement with, any of its employees, officers, directors or consultants or grant any right to severance payments, except in the Ordinary Course; provided, however, that neither the Company nor any Subsidiary shall take any action described in this Section 7.1(n) with respect to (i) any manager, director or officer of the Company or any Subsidiary or (ii) any Person whose annualized compensation is $150,000 or more or whose annual compensation for the 12-month period following the date hereof is expected to be $150,000 or more;

(o)           not pay or agree to pay any additional pension, retirement allowance or other employee benefit under any Company Benefit Plan to any of its employees or consultants, whether past or present, except in the Ordinary Course; provided, however, that neither the Company nor any Subsidiary shall take any action described in this Section 7.1(o) with respect to (i) any manager, officer or director of the Company or any Subsidiary or (ii) any Person whose annualized compensation is $150,000 or more or whose annual compensation for the 12-month period following the date hereof is expected to be $150,000 or more;

(p)          except as required by applicable Law or Section 7.8(c), not adopt, amend or terminate any Company Benefit Plan or increase the benefits provided under any Company Benefit Plan, or promise or commit to undertake any of the foregoing outside of the Ordinary Course or in the future resulting in additional material liability to the Company;

(q)          not enter into a collective bargaining agreement;

(r)           not commence or settle any Legal Proceeding (except for settlement of Legal Proceedings consisting solely of the payment Cash and providing a full release of related claims against the Company and its Subsidiaries with no admission of guilt or liability to any third party);

(s)           not amend or terminate any existing Employment Agreement or enter into any new Employment Agreement resulting in additional material liability to the Company;

(t)            maintain supplies and inventory at levels that are in the Ordinary Course;

(u)           continue to extend customers credit, collect accounts receivable and pay accounts payable and similar obligations in the Ordinary Course;

(v)           perform in all material respects all of its obligations under, and not default or suffer to exist any event or condition that with notice or lapse of time or both could constitute a default under, any Company Contract (except those being contested in good faith) and not enter into, assume, amend or terminate (other than by way of foregoing any applicable renewal rights) any contract or commitment that is or would be a Company Contract other than in the Ordinary Course;

(w)          maintain in full force and effect and in the same amounts policies of insurance comparable in amount and scope of coverage to that now maintained by or on behalf of the Company or any Subsidiary;

(x)           continue to maintain its books and records in accordance with GAAP on a basis consistent with the Company’s past practice;

(y)           continue its cash management practices in the Ordinary Course;

(z)           not make, change or revoke any material election relating to Taxes, change an annual accounting period or accounting method, file any material amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company or any Subsidiary, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any Subsidiary;

(aa)         give the notices, and exercise commercially reasonable efforts to obtain the consents, listed on Schedule 9.2(j);

(bb)         not initially submit any voluntary disclosure or similar agreement with respect to Taxes, file any Tax Returns for sales and use Taxes in any of the states on Part 1 of Schedule A (or local jurisdictions therein), or enter into any settlement or compromise of sales and use Taxes in any of the states on Part 1 of Schedule A (or local jurisdictions therein); and

(cc)         not authorize, or commit or agree to take, any of the foregoing actions that are prohibited by this Section 7.1.

In connection with the continued operation of the Company and each Subsidiary during the Pre-Closing Period, the Company shall confer as reasonably requested and in good faith with the Purchaser regarding operational matters and the general status of on-going operations of the Company and its Subsidiaries.

Section 7.2           Inspection and Access to Information. During the Pre-Closing Period, the Company will and will cause its officers, members, directors, managers, employees, auditors and agents to provide the Purchaser and its accountants, investment bankers, counsel and other authorized representatives reasonable access, during normal business hours and under reasonable circumstances after reasonable notice, to any and all of its and its Subsidiaries’ premises, employees (including executive officers), properties, contracts, commitments, books, records and other information (including Tax Returns filed and those in preparation) and shall cause its officers to furnish to the Purchaser and its authorized representatives, promptly upon the reasonable request therefor, any and all financial, technical and operating data and other information pertaining to the Company or any Subsidiary.

Section 7.3           Notices of Certain Events. During the Pre-Closing Period, the Company shall promptly notify the Purchaser of:

(a)           any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby;

(b)           any notice or other communication from any Governmental Entity in connection with the transactions contemplated hereby; and

(c)           any action, suit, claim, investigation or proceeding commenced or, to the Knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company or any Subsidiary that, if pending on the date hereof, would have been required to have been disclosed pursuant to Section 4.12 or that relates to the consummation of the transactions contemplated hereby.

Each Member and the Company hereby acknowledges that the Purchaser does not and shall not waive any right it may have hereunder as a result of such notifications.

Section 7.4           No Solicitation of Transactions; No Transfers. During the Pre-Closing Period, the Company and the Members will not, and will cause each Subsidiary and their respective Affiliates not to, directly or indirectly, through any officer, director, manager or agent of any of them or otherwise, initiate, solicit or encourage (including by way of furnishing non-public information or assistance), or enter into negotiations or discussions of any type, directly or indirectly, or enter into a confidentiality agreement, letter of intent or purchase agreement, merger agreement or other similar agreement with any Person other than the Purchaser with respect to a sale of all or any substantial portion of the assets of the Company or any Subsidiary, or a merger, consolidation, business combination, sale of all or any portion of the membership interests, units or other equity interests of the Company or any Subsidiary, or the liquidation or similar extraordinary transaction with respect to the Company or any Subsidiary. The Company shall notify the Purchaser orally (within one (1) Business Day) and in writing (as promptly as practicable) of all relevant terms of any such inquiry or proposal by a third party (except for the identity of any such third party and except if the Company is bound by non-disclosure obligations in effect as of the date hereof) to do any of the foregoing that any Member or the Company or any of their respective Affiliates or any of their respective officers, directors, partners, managers, employees, investment bankers, financial advisors, attorneys, accountants or other representatives may receive relating to any of such matters. During the Pre-Closing Period, no Member may transfer, sell, assign, convey, pledge, hypothecate, subject to any Lien or otherwise encumber in any way whatsoever any or all of its Membership Interests or any right, title or interest therein.

Section 7.5           Reasonable Efforts; Further Assurances; Cooperation. Subject to the other provisions hereof, the Purchaser, the Company and the Members shall each use their commercially reasonable efforts to perform their respective obligations hereunder and to take, or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain all regulatory approvals and to satisfy all conditions to their respective obligations hereunder and to cause the transactions contemplated herein to be effected as soon as practicable, but in any event on or prior to the Expiration Date, in accordance with the terms hereof and shall cooperate fully with each other and with each other’s officers, directors, managers, employees, agents, counsel, accountants and other designees in connection with any step required to be taken as a part of their respective obligations hereunder, including the following:

(a)           Each of the Purchaser, the Members and the Company promptly shall make its filings and submissions and shall take all actions necessary, proper or advisable under applicable Laws to obtain any required approval of any Governmental Entity with jurisdiction over the transactions contemplated hereby. Each of the Purchaser, the Members and the Company shall furnish all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated hereby. Without in any way limiting the foregoing contained in this Section 7.5(a), promptly upon execution and delivery of this Agreement, each of the Purchaser and the Company will use its commercially reasonable efforts to prepare and file as promptly as possible (but in no event more than ten (10) days after the date hereof; provided, however, if the 10th day does not fall on a Business Day, then the next Business Day after such day), or cause to be prepared and filed, with the appropriate Governmental Entity, a notification with respect to the transactions contemplated by this Agreement pursuant to the HSR Act, supply all information requested by such Governmental Entity in connection with the HSR Act notification and cooperate with each other in responding to any such request. HSR Act filing fees shall be borne fifty percent (50%) by the Company and fifty percent (50%) by the Purchaser. Each of the Purchaser, the Members and the Company shall cooperate with the other in promptly filing any other necessary applications, reports or other documents with any Governmental Entity having jurisdiction with respect to this Agreement and the transactions contemplated hereby, and in seeking necessary consultation with and prompt favorable action by such Governmental Entity. Notwithstanding any provision of this Agreement to the contrary, neither the Purchaser nor any of its Affiliates shall be required to (i) sell, license, hold separate or otherwise dispose of all or any material portion of the businesses or assets of the Purchaser or any of its Affiliates or the Company and its Subsidiaries, or (ii) create any relationship, venture, contractual rights, obligation or other arrangement of the Purchaser, its Affiliates or the Company or its Subsidiaries, in order to remedy or otherwise address the concerns (whether or not formally expressed) of any Governmental Entity under the HSR Act or any other antitrust statute or regulation if, and only to the extent, that any such arrangement would reasonably be expected to have a material adverse effect on the Purchaser and its Subsidiaries, taken as a whole.

(b)          In the event any claim, action, suit, investigation or other proceeding by any Governmental Entity or other Person is commenced that questions the validity or legality of the Acquisition or any other transaction contemplated hereby or seeks damages in connection therewith, the Purchaser, the Members and the Company shall (i) cooperate and use all commercially reasonable efforts to defend against such claim, action, suit, investigation or other proceeding, (ii) in the event an injunction or other order is issued in any such action, suit or other proceeding, use all commercially reasonable efforts to have such injunction or other order lifted, and (iii) cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated hereby.

(c)           The Company, on the one hand, and the Purchaser, on the other hand, shall give prompt notice to the other such Party of (i) the occurrence, or failure to occur, of any event, the occurrence or failure of which would be likely to cause any representation or warranty of the Company, the Members or the Purchaser, as the case may be, contained herein to be untrue or inaccurate at any time during the Pre-Closing Period in such a manner as would result in the failure to satisfy the condition specified in Section 8.2(b) or Section 8.3(b) and (ii) any failure of the Company, the Members or the Purchaser, as the case may be, to materially comply with or materially satisfy any covenant, condition or agreement to be complied with or satisfied by any of them hereunder.

Section 7.6           Public Announcements. The Purchaser and the Company shall reasonably cooperate in order to prepare and publish a joint press release concerning the transactions contemplated hereby upon or promptly following the execution and delivery of this Agreement and the Closing. No other public release or public announcement concerning the transactions contemplated hereby shall be issued by any Party or such Party’s Affiliates or Representatives without the prior consent of the other Parties, except as follows: (a) the Purchaser and the Company may make such disclosure to their respective employees, customers and suppliers as they reasonably deem necessary or desirable; (b) Purchaser may make such disclosure in any documents utilized in connection with its financing for the transactions contemplated hereby, but only after the recipients of such documents have been informed of the confidential nature of the transactions contemplated hereby and such recipients have agreed to maintain the confidentiality of the transactions contemplated hereby; (c) any release or announcement required by applicable Law (including stock exchange rules and regulations), provided the Party required to make the release or announcement, to the extent practicable, allows the other Party reasonable time to comment on such release or announcement in advance of such issuance; (d) with respect to any Member that is a venture capital or private equity fund, following the Closing Date, such Member may issue such press releases or public announcements, and make such other public disclosures related to this Agreement, in the ordinary course of its business consistent with past practice; (e) the Purchaser may, following the Closing Date, issue such press releases or public announcements, and make such other public disclosures related to this Agreement, in the ordinary course of its business consistent with past practice; (f) the Parties may disseminate information included in a press release or other document approved for external distribution by the Parties; and (g) after the Closing and the public announcement of the transaction, the Member Representative may publicly announce that it has been engaged to serve as the Member Representative in connection with the transaction as long as such announcement does not disclose any of the other terms of the transactions contemplated herein.

Section 7.7           Supplements to Schedules; Notice of Certain Events. From time to time up to the Closing, the Company shall promptly (a) supplement or amend the Schedules (a “Schedule Supplement”) that it has delivered with respect to any matter first existing or occurring following the date hereof that (i) if existing or occurring at or prior to the date hereof, would have been required to be set forth or described in the Schedules, or (ii) is necessary to correct any information in the Schedules that has been rendered inaccurate thereby; and (b) give notice to the Purchaser of any material failure of the Company or any Member to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of a Schedule Supplement or such notice pursuant to this Section 7.7 shall not affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement or otherwise limit or affect the remedies available hereunder to the Parties.

Section 7.8           Company Benefit Plans.

(a)           Prior to the Closing Date, the Company and each of its Subsidiaries shall make all required contributions and pay all premiums required under each Company Benefit Plan, including any employer matching and profit sharing contributions, which are due on or before the Closing Date.

(b)           Prior to the Closing Date, the Company and each of its Subsidiaries shall take all action required (i) to make any amendments to any Company Benefit Plan required to comply with Law for periods on or before the Closing Date, and (ii) to file or furnish all documentation related to the Company Benefit Plans that are required to be filed with or furnished to any participant or Governmental Entity to comply with Laws for periods on or before the Closing Date. Prior to the Closing Date, the Company and each of its Subsidiaries shall provide the Purchaser all documentation reasonably requested by the Purchaser related to all Company Benefit Plans.

(c)           Effective at least one day prior to the Closing Date, the Company shall terminate any Company Benefit Plan which is intended to meet the requirements of Section 401(k) of the Code, and which is sponsored, or contributed to, by the Company or a Subsidiary (each, a “401(k) Plan”). At the Closing Date, the Company shall provide the Purchaser with (i) resolutions adopted by the appropriate managers or board of directors terminating the 401(k) Plan and (ii) if necessary, an executed amendment to the 401(k) Plan sufficient to ensure compliance with all applicable requirements of the regulations so that the tax-qualified status of the 401(k) Plan will be maintained at the time of termination.

Section 7.9           Insurance. If requested by the Purchaser, the Member Representative shall in good faith cooperate with the Purchaser and take all actions reasonably requested by the Purchaser that are necessary or desirable to permit the Purchaser to have available to it following the Closing the benefits (whether direct or indirect) of the insurance policies maintained by or on behalf of the Company or any Subsidiary that are currently in force. All costs relating to the actions described in this Section 7.9 shall be borne by the Purchaser.

Section 7.10        Confidential Information. Each Member shall hold in confidence at all times following the date hereof all Confidential Information and shall not disclose, publish or make use of such Confidential Information at any time following the date hereof without the prior written consent of the Purchaser; provided, however, that each Member shall have the right to disclose the terms and provisions of this Agreement and any Confidential Information (as defined below), other than trade secrets: (a) in connection with any Tax Return filed by such Member, (b) to a financial advisor, attorney, or accountant who is subject to an obligation of confidence for the purpose of obtaining advice or services from such party, and (c) during the course of pursuing or defending indemnification claims (or the matters underlying such indemnification claims) or in connection with any dispute between Purchaser or its Affiliates, on the one hand, and such Member, on the other hand, and (d) if such Member is an investment fund, to any partner (including any limited partner) of such Member who is directed to maintain the confidentiality of such information.

Section 7.11         Tax Matters.

(a)           Responsibility for Filing Tax Returns. The Member Representative shall, without cost to the Company or its Subsidiaries or the Purchaser, prepare or cause to be prepared and the Company shall cause to be filed when due (taking into account all extensions properly obtained) all income Tax Returns that are required to be filed by or with respect to the Company for taxable years or periods ending on or before the Closing Date and required to be filed after the Closing (such Tax Returns, the “Seller Filed Tax Returns”), and the Members shall remit or cause to be remitted any Taxes due in respect of such income Tax Returns. Except for the Tax Returns described in the preceding sentence, the Purchaser shall file or cause to be filed when due (taking into account all extensions properly obtained) all Tax Returns that are required to be initially filed after the Closing Date (taking into account extensions) by or with respect to the Company or any of its Subsidiaries for any taxable period beginning on or before the Closing Date (such Tax Returns the “Purchaser Filed Tax Returns”), and the Purchaser shall remit or cause to be remitted any Taxes due in respect of such Tax Returns, provided that to the extent such Taxes shown as due on any Purchaser Filed Tax Returns are for any taxable period ending on or prior to the Closing Date or for the portion of the Straddle Period, as determined pursuant to Section 7.11(c), ending on the Closing Date, then, subject to Section 7.11(b), such Taxes shall be payable solely from the Indemnity Escrow Amount upon the written request of the Purchaser to the Member Representative and Escrow Agent (which request shall set forth in reasonable detail the computation of the amount payable from the Indemnity Escrow Amount pursuant to this Section 7.11(a)), except to the extent (i) such Taxes were reflected as a current liability on the Final Adjustment Schedule and taken into account as an adjustment to the Purchase Price or (ii) Purchaser is bearing any such Taxes under Section 7.11(h). Purchaser shall pay to the Members any Taxes of the Company due in respect of a Seller Filed Tax Return that is required to be initially filed after the Closing Date (taking into account extensions) to the extent such Taxes were reflected as a current liability on the Final Adjustment Schedule at least five (5) Business Days prior to the filing of such Seller Filed Tax Return. All Tax Returns described in this Section 7.11(a) shall be prepared and filed in a manner consistent with past practice unless otherwise required by applicable Law.

(b)           Tax Return Review and Dispute Resolution. The Member Representative shall provide any Tax Return described in the first sentence of Section 7.11(a) to Purchaser for review not less than thirty (30) days prior to the date such Tax Return is required to be filed with the appropriate tax authorities (taking into account all extensions properly obtained). Purchaser shall promptly review such Tax Return, and the Member Representative shall consider in good faith any reasonable comments received from the Purchaser, to the extent those comments are consistent with the Company’s past practices as consistent with Section 7.11(d). Purchaser shall provide any Purchaser Filed Tax Return with respect to (x) income Taxes or (y) for which an amount in excess of $15,000 would be due and payable from the Indemnity Escrow Amount pursuant to Section 7.11(a) or the indemnification provisions of Article XI to the Member Representative for review not less than thirty (30) days prior to the date such Tax Return is required to be filed with the appropriate tax authorities (taking into account all extensions properly obtained). The Member Representative shall promptly review such Tax Return, and Purchaser shall accept and implement any reasonable comments received from the Member Representative, to the extent those comments are consistent with the Company’s past practices and consistent with Section 7.11(d) and Section 7.11(g). No election may be made under Section 1101(g)(4) of the Bipartisan Budget Act, or any similar Law or guidance (including pursuant to Treasury Regulations Section 301.9100-22T), to have the provisions of Section 1101 of the Bipartisan Budget Act apply to any Tax Returns of the Company filed for any taxable year beginning before January 1, 2018.

(c)           Straddle Periods. For purposes of Section 7.11(a), whenever it is necessary to determine the liability for any Taxes of the Company or any Subsidiary of the Company that includes, but does not end on, the Closing Date (a “Straddle Period”), the portion of any such Tax that is allocable to the portion of the Straddle Period ending on the Closing Date shall be: (i) in the case of any sales or use Taxes, value-added Tax, employment Taxes, withholding Taxes, Taxes arising by reason of a specific event or transaction, and any Tax based on or measured by income, receipts or profits (other than Transfer Taxes which are governed by Section 7.11(h)), deemed equal to the amount which would be payable if the taxable period ended at the end of the Closing Date (determined using a “closing of the books” method); and (ii) in the case of any Tax not described in clause (i), deemed to be the amount of such Taxes for the entire Straddle Period, multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date, and the denominator of which is the number of calendar days in the entire Straddle Period.

(d)           Tax Treatment. The Parties acknowledge and agree that (i) the Company will be considered as terminated pursuant to Section 708(b)(1) of the Code as a result of the transactions contemplated by this Agreement and will be required to file a final partnership Tax Return for the taxable year ending upon the Closing Date and (ii) the Member Representative will be responsible for causing to be prepared such Tax Return under Section 7.11(a). The Parties further acknowledge and agree that the sale of the Membership Interests hereunder shall be treated for U.S. federal income Tax purposes (i) as to each Member, as a sale of the Member’s partnership interest in the Company and (ii) as to the Purchaser, as a deemed distribution of all of the Company’s assets to the Members followed immediately thereafter by the purchase by the Purchaser of such assets, in each case in accordance with Situation 2 of Revenue Ruling 99-6, 1999-1 C.B. 432. The Purchaser, the Company, and the Members will file all income Tax Returns and information reports in a manner consistent with the tax treatment described in this Section 7.11(d).

(e)           Tax Contests.

(i)           The Purchaser shall promptly notify the Member Representative upon receipt by the Purchaser or any of its Affiliates of written notice of any inquiry, claim, assessment, audit, administrative or judicial proceeding relating to Taxes for which the Members are required to provide indemnification under Section 11.1, for any Taxes for which the Members would include in their income on a flow through basis or for any claims for refunds of Taxes that are the property of the Members pursuant to Section 7.11(i) (including claims related to refunds of any flow through Taxes) (each, a “Tax Matter”). So long as such Tax Matter relates solely to Taxes for taxable periods ending on or prior to the Closing Date and (i) relates to an income Tax Return or (ii) the Purchaser does not in good faith believe that the potential Purchaser Losses related to such Tax Matter could likely exceed the portion of the Indemnity Escrow Amount remaining in the Indemnity Escrow, and there is no Litigation Condition (other than clause (iii) of the definition of Litigation Condition) that would prevent an Indemnifying Party from controlling a Third Party Claim if Section 11.3 were to apply, the Member Representative shall have the authority, at expense of the Members, to represent the interests of the Company and the Subsidiaries with respect to such Tax Matter before any taxing authority diligently and in good faith and shall have the right to control the defense, settlement, compromise or other resolution of any Tax Matter; provided, however, that with respect to any such Tax Matter, the Member Representative shall (A) not amend any Tax Return in a manner which could reasonably be expected to adversely affect the Purchaser or any of its Affiliates without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, (B) in good faith, allow the Purchaser to participate in such Tax Matter and make comments to the Member Representative regarding the conduct of or positions taken with respect to such Tax Matter, (C) not enter into any settlement or compromise without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed and (D) not contact any customer, supplier or employee of the Purchaser or any other Indemnified Party except with the Purchaser’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. The Member Representative shall keep the Purchaser fully and timely informed with respect to the commencement, status and nature of any Tax Matter for which the Member Representative controls the defense, settlement, compromise or resolution thereof. If the Member Representative declines to represent the interests of the Company or any Subsidiary with respect to any Tax Matter or with respect to any other inquiry, claim, assessment, audit, administrative or judicial proceeding relating to Taxes for which the Members are required to provide indemnification hereunder (including from any escrow account), the Purchaser may consent to the entry of any judgment or enter into any compromise or settlement with respect to such Tax Matter; provided, however, that the Purchaser shall keep the Member Representative fully and timely informed with respect to the commencement, status and nature of any Tax Matter for which the Purchaser controls the defense, settlement, compromise or resolution thereof, and will not consent to the entry of any judgment or enter into any compromise or settlement with respect to a Tax Matter without the prior written consent of the Member Representative (which consent shall not be unreasonably withheld, conditioned or delayed).

(ii)          The Purchaser shall have the sole right to control any audit or examination by any taxing authority, initiate any claim for refund or amend any Tax Return, and contest, resolve and defend against any assessment for additional Taxes, notice of Tax deficiency or other adjustment of Taxes of, or relating to, the income, assets or operations of the Company and its Subsidiaries for all taxable periods ending after the Closing Date; provided, however, that with respect to any Straddle Period, the Purchaser shall (A) not amend any Tax Return in a manner which could reasonably be expected to adversely affect the Members without the prior written consent of the Member Representative, which consent shall not be unreasonably withheld, conditioned or delayed, (B) in good faith, allow the Member Representative to make comments to the Purchaser regarding the conduct of or positions taken in any such audit, examination or other proceeding and (C) not enter into any settlement or compromise without the prior written consent of the Member Representative if such settlement or compromise would adversely affect the Members, which consent shall not be unreasonably withheld, conditioned or delayed.

(iii)         To the extent of any conflict between this Section 7.11(e) and Section 11.3, this Section 7.11(e) shall be controlling with respect to any matters relating to Taxes.

(f)            Assistance and Cooperation. The Member Representative and the Purchaser shall (and shall cause their respective Affiliates to) (i) timely sign and deliver such certificates or forms as may be reasonably necessary or appropriate to establish an exemption from (or otherwise reduce) or file Tax Returns or reports with respect to any Transfer Taxes, (ii) assist the other Party in preparing any Tax Returns which such other Party is responsible for preparing and filing under Section 7.11(a), and in connection therewith, provide the other Party with any necessary powers of attorney (including enabling the Member Representative to utilize the Company’s existing tax return preparation firm), (iii) cooperate fully in preparing for and defending any audits of, or disputes with any taxing authorities regarding any Tax Returns of the Company or its Subsidiaries, (iv) make available to the other Party as reasonably requested all information, records, and documents relating to Taxes of the Company and its Subsidiaries, (v) furnish the other Party with copies of all relevant correspondence received from any taxing authority in connection with any Tax audit or information request with respect to the Company or any of its Subsidiaries and (vi) cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any Transfer Taxes.

(g)           Purchase Price Allocation. The Parties hereto shall allocate the Purchase Price among the assets of the Company in accordance with the Purchase Price Allocation Methodology attached to this Agreement as Exhibit 7.11(g). Within thirty (30) days following the determination of the Final Adjustment Schedule, the Purchaser shall prepare and deliver to the Member Representative an allocation of the adjusted Purchase Price (including any liabilities treated as consideration for federal income tax purposes) among the assets of the Company (the “Allocation Schedule”). The Purchaser shall prepare such Allocation Schedule in accordance with Exhibit 7.11(g), the Code and the Treasury Regulations promulgated thereunder. The Allocation Schedule shall be final and binding on all Parties unless, within thirty (30) days after delivery thereof to the Member Representative, the Member Representative delivers a written notice to the Purchaser of its objections to the Allocation Schedule. The Member Representative and the Purchaser shall endeavor in good faith to resolve any disputed items. If the Member Representative and the Purchaser cannot come to mutual agreement on the Allocation Schedule, the matter shall be resolved by the Arbitrator in accordance with substantially identical procedures as set forth for the resolution of disputes in Section 3.6(e). If the Member Representative raises no objection to the Allocation Schedule within thirty (30) days after delivery thereof to the Member Representative, such Allocation Schedule prepared by the Purchaser shall be binding on all Parties for all Tax purposes. If the Member Representative raises an objection to the Allocation Schedule within thirty (30) days after delivery thereof to the Member Representative, such Allocation Schedule shall be binding on all Parties for all Tax purposes upon mutual agreement of the Member Representative and the Purchaser or resolution by the Arbitrator, as applicable.

(h)           Certain Taxes. Notwithstanding anything to the contrary in this Agreement, Purchaser on the one hand, and the Members on the other hand, shall each bear fifty percent (50%) of all transfer, documentary, sales, use, stamp, value-added, registration and other such Taxes and fees (“Transfer Taxes”), including any penalties and interest, incurred in connection with this Agreement shall be paid by the Members.

(i)            Refunds. Any refunds for Taxes (including any interest in respect thereof actually received from a Taxing Authority), net of expenses and Taxes incurred in connection with obtaining such refunds that are not reimbursed by the Members hereunder, actually received by Purchaser, the Company or any Subsidiary, and any amounts credited against Taxes to which Purchaser, the Company of any of their Affiliates become entitled (including by way of any amended tax return), related to, or resulting or arising, directly or indirectly from any Taxes of the Company or its Subsidiaries for any period prior to or including the Closing Date shall be property of the Members. Purchaser shall, or shall cause the Company or its Subsidiaries, to promptly pay any such credit or refund that is allocable to the Members pursuant to this Section 7.11(i) for distribution to the Members.

(j)           Tax Elections and Amended Returns. Purchaser, the Company and the Subsidiaries shall not (and shall not permit their respective Affiliates to) (i) file or amend any Tax Returns of the Company or any of its Subsidiaries with respect to any period ending on or before the Closing Date, (ii) have the Company or any of its Subsidiaries make any Tax election that has retroactive effect to any Tax Return for any period of the Company or any of its Subsidiaries ending on or before the Closing Date, (iii) agree to extend or waive the statute of limitations with respect Taxes of the Company or any of its Subsidiaries for any period ending on or before the Closing Date, (iv) initiate discussions or examinations or make any voluntary disclosures with respect to Taxes for a Taxable period ending on or before the Closing Date with a Governmental Entity or (v) make an election under Section 338(g) of the Code with respect to any Subsidiary, in each such case except (a) with the prior written consent of Member Representative (which shall not be unreasonably withheld, delayed, or conditioned), (b) in accordance with Section 7.11(l), (c) in accordance with Section 7.11(a) and Section 7.11(b), or (d) as may be required by applicable Law (provided that Purchaser shall have consulted with Member Representative in good faith as to the requirements of applicable Law).

(k)           Tax Indemnity. The Members severally and not jointly shall indemnify and hold harmless the Purchaser Indemnified Parties from the following Taxes:  (i) all Taxes imposed on or with respect to the Company for all taxable periods ending on or prior to the Closing or for the portion of any Straddle Period ending on the Closing Date as determined pursuant to Section 7.11(c) and (ii) all Taxes of the Members. Notwithstanding anything in this Agreement to the contrary, the indemnification obligations of the Members pursuant to this Section 7.11(k) shall solely be pursuant to a claim under Section 11.1(b) and in accordance therewith shall be subject to the provisions of Article XI.

(l)            Certain Tax Compliance Matters. Purchaser, the Company and the Subsidiaries shall have the right to initiate discussions, make any voluntary disclosures and related agreements, and file amended and original Tax Returns with any Governmental Entity with respect to sales and use Taxes of the Company and its Subsidiaries for any taxable period (or portion thereof) ending on or before the Closing Date for the states set forth on Part 1 of Schedule A (and local jurisdictions therein) (“Tax Compliance Matters”); provided that (A) Purchaser and its Affiliates (including the Company and the Subsidiaries) shall use commercially reasonable efforts to minimize any liability for such Taxes, including by availing themselves of any applicable voluntary disclosure or related agreement which limits the look-back period and abates penalties for past due sales and use Taxes prior to amending or filing such Tax Returns and, to the extent reasonable given the circumstances, by contacting customers and former customers for any applicable exemption certificates with respect thereto, (B) Purchaser shall allow the Member Representative to participate in such Tax Compliance Matters and shall provide copies of all material written correspondence with respect thereto and (C) Purchaser shall not initially submit any voluntary disclosure or similar agreement relating to any Tax Compliance Matter or enter into any settlement or compromise of any Tax Compliance Matter, in each case, without the prior written consent of the Member Representative, which consent shall not be unreasonably withheld, conditioned or delayed. Any Tax Matter arising from or related to the foregoing shall be controlled by the Purchaser subject to the preceding sentence. Any Taxes arising from or related to any Tax Compliance Matters in respect of any taxable period ending on or prior to the Closing Date or for the portion of the Straddle Period, as determined pursuant to Section 7.11(c), ending on the Closing Date, shall be payable to Purchaser or the applicable Governmental Entity in accordance with Section 11.5(d). Notwithstanding anything to the contrary: (i) except for Tax Compliance Matters and the filing of Purchaser Filed Tax Returns in accordance with Section 7.11(a) and Section 7.11(b), in no event shall Purchaser and its Affiliates (including the Company and the Subsidiaries) initiate discussions, make any voluntary disclosures and related agreements, or file amended and original Tax Returns with any Governmental Entity with respect to sales and use Taxes of the Company and its Subsidiaries for any taxable period (or portion thereof) ending on or before the Closing Date without the prior written consent of the Member Representative, which consent shall not be unreasonably withheld, conditioned or delayed; and (ii) no voluntary disclosure or similar agreement shall be filed with respect to matters set forth in Part 2 of Schedule A. Notwithstanding anything to the contrary, to the extent this Section 7.11(l) conflicts with Section 7.11(a), Section 7.11(e) or Section 11.3, this Section 7.11(l) shall control.

Section 7.12         Indemnification; Directors’ and Officers’ Insurance. From and after the Closing, for a period of six (6) years following the Closing Date, the Purchaser shall, and shall cause the Company to, honor all existing indemnification agreements in place with the current directors and officers of the Company and, during such period, the operating agreement of the Company will contain the provisions that are at least as favorable as those set forth, as of the date of this Agreement, in the Company Operating Agreement with respect to indemnification, advancement of costs and exculpation of individuals who at or at any time prior to the Closing were directors, managers, officers, employees or agents of the Company with respect to actions taken or omissions to act in their capacities as such for their service to the Company occurring at or prior to the Closing, except to the extent that such existing agreements or provisions are prohibited or become prohibited by Law. On or prior to the Closing Date, the Company will cause to be purchased irrevocable “tail” insurance policies (the “D&O Tail”) naming the current and former officers and directors or managers of the Company or its Subsidiaries as direct beneficiaries with a claims period of at least six (6) years from the Closing Date from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ insurance liability insurance in an amount and scope at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Closing Date. The Members will bear as a Transaction Expense the premium for, and fees and expenses of, purchasing the D&O Tail. The Purchaser will not, and will cause the Company not to, cancel or change such insurance policies in any respect.

Section 7.13         Purchaser R&W Insurance Policy. In connection with the execution of this Agreement, Purchaser shall bind the insurer issuing the representation and warranty insurance policy (the “Purchaser R&W Insurance Policy”) as of the date of this Agreement and provide a copy of the binding agreement or other written evidence of binding to the Company.  Purchaser shall pay the premium balance and all other amounts required under the Purchaser R&W Insurance Policy to be paid to the insurer issuing the Purchaser R&W Insurance Policy in connection with the issuance of the Purchaser R&W Insurance Policy.  On or prior to the Closing Date, Purchaser shall also pay all applicable due diligence fees charged by the insurer in conjunction with the insurer’s underwriting of coverage and its non-binding and conditional commitments to provide coverage under the Purchaser R&W Insurance Policy, as well as any fees payable to the insurance brokerage arranging the Purchaser R&W Insurance Policy for negotiating and placing such Purchaser R&W Insurance Policy. Each of the Company and Purchaser shall use its commercially reasonable best efforts and shall provide reasonably necessary assistance in the underwriting and issuance of such policy.  Purchaser shall cause the Purchaser R&W Insurance Policy to expressly provide that the insurer has no subrogation rights, and will not pursue any claim, against any Member except for fraud. From and after the issuance of the Purchaser R&W Insurance Policy, Purchaser shall not consent to any amendment or waiver of such policy in a manner adverse to the Company or the Members, including but not limited to any modification to the limitations on subrogation against any Member in the Purchaser R&W Insurance Policy, without such Member’s express written consent.

Section 7.14         Release and Waiver. Effective upon the Closing, each Member, on behalf of itself and its Affiliates and their respective successors and assigns (collectively, the “Member Releasers”), hereby irrevocably waives, acquits, remises, discharges and forever releases the Company and its Subsidiaries from any and all liabilities and obligations to such Member Releasers of any kind or nature whatsoever, whether absolute or contingent, liquidated or unliquidated, known or unknown, matured or unmatured or determined or determinable, and whether arising under any Law, contract, agreement, arrangement, commitment, undertaking or understanding, whether written or oral, or otherwise at law or in equity, (1) out of any event, occurrence, act or failure to act relating to the Company at or prior to the Closing and (2) under any contract, agreement, instrument, arrangement or other understanding entered into prior to the Closing between the Company or its Subsidiaries, on the one hand, and the Member Releaser, on the other hand, in each case existing on or prior to the date hereof (other than (i) under this Agreement, the Purchaser Ancillary Documents or the Member Ancillary Documents, (ii) with respect to any Member Releasers that are employees of one of the Company and its Subsidiaries, any claims for unpaid compensation, benefits, expense reimbursements or similar items of compensation, (iii) under the indemnification, contribution and exculpation provisions contained in the organizational and governing documents of the Company and its Subsidiaries, as applicable, and (iv) any claims for indemnification preserved or permitted under Section 7.12).  Notwithstanding anything to the contrary in this Section 7.14, the Parties acknowledge and agree that for purposes of this Section 7.14, the term “Member Releasers” shall not include any portfolio companies of investment funds managed by a Member.

Section 7.15         Debt Financing.

(a)           Purchaser shall use its reasonable best efforts to obtain the Debt Financing on the terms and conditions described in the Debt Letters, and shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under the Debt Letters, if such amendment, modification or waiver (i) reduces the aggregate amount of the Debt Financing or (ii) imposes new or additional terms or conditions or otherwise amends, modifies or expands the terms or conditions precedent to the Debt Financing in a manner that would reasonably be expected to delay or prevent the Closing or make the funding of the Debt Financing less likely to occur.  Purchaser shall use its reasonable best efforts (A) to maintain in effect the Debt Letters and to negotiate and enter into definitive agreements with respect to the Debt Letters on the terms and conditions contained in the Commitment Letter, (B) to satisfy on a timely basis all conditions applicable to it in such definitive agreements that are within its control and (C) upon satisfaction of such conditions, to consummate the Debt Financing at or prior to the Closing.

(b)          If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Letters, Purchaser shall use its reasonable best efforts to arrange and obtain alternative financing (on terms not materially less favorable to Purchaser, in its reasonable determination, than the terms of the Debt Financing) from alternative sources in an amount sufficient, when added to the portion of the Debt Financing being replaced that is still available, to consummate the transactions contemplated hereby as promptly as practicable following the occurrence of such event (the “Alternate Financing”).  Purchaser shall deliver to the Company true and complete copies of all agreements pursuant to which any such alternative financing source shall have committed to provide Purchaser with any portion of the Debt Financing at least five (5) Business Days prior to the execution thereof.  Purchaser shall promptly provide a true, correct and complete copy of each alternative financing commitment and engagement letter (each, a “New Commitment Letter”) to the Company.  Any reference in this Agreement to the “Debt Financing” shall include the financing contemplated by the Commitment Letter on the date hereof, as permitted to be amended, modified or replaced (in whole or in part) by this Section 7.15(b), including any Alternative Financing, and references to “Commitment Letter” shall include such debt commitment letters as permitted to be amended, modified or replaced (in whole or in part) by this Section 7.15(b), including any New Commitment Letter.

(c)           Purchaser shall keep the Company reasonably informed of the status of its efforts to arrange the Debt Financing and shall give the Company prompt notice: (i) of any breach of any provisions of any of the Commitment Letter or definitive document related to the Debt Financing by any party to the Commitment Letter or definitive document related to the Debt Financing, (ii) of the receipt of any written notice or other written communication from the Debt Financing Source with respect to any (A) actual or anticipated breach, default, termination or repudiation by any party to any Commitment Letter or any definitive document related to the Debt Financing or any provisions of the Commitment Letter or any definitive document related to the Debt Financing or (B) dispute or disagreement between or among any parties to the Debt Letters with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at the Closing, and (iii) if at any time for any reason all or any portion of the Debt Financing would reasonably be expected not to be obtained by the Purchaser on the terms and conditions in, and in the manner or from the sources contemplated by, the Commitment Letter.  As soon as reasonably practicable, but in any event within three (3) Business Days following the date the Company delivers to Purchaser a written request, Purchaser shall provide any non-privileged information reasonably requested by the Company relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence.  Purchaser will not, and will not permit any of its Affiliates to, without the prior written consent of the Company, take any action or enter into any transaction that could reasonably be expected to impair, delay or prevent consummation of all or any portion of the Debt Financing.

(d)           Upon the request of Purchaser, the Company and the Members shall provide reasonable cooperation and assistance to the Purchaser in connection with the arrangement of the financing contemplated by the Debt Letters or any Alternate Financing, including (i) causing the senior officers of the Company to assist in the preparation for and participate upon reasonable advance notice at mutually agreeable times in a reasonable number of informational meetings, due diligence sessions and presentations (including roadshows) with lenders, prospective investors and rating agencies and road show meetings, (ii) furnishing information (including financial statements) reasonably required to be included in, and providing reasonable assistance with the preparation of, lender information memoranda and similar documents, including (A) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and its Subsidiaries for the three (3) most recent fiscal years ended at least ninety (90) days prior to the Closing Date, (B) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and its Subsidiaries for each subsequent interim quarterly period ended at least forty-five (45) days prior to the Closing Date (and the corresponding period for the prior fiscal year) and (C) reasonably available information to prepare customary pro forma financial information for inclusion in any document in order to obtain the Debt Financing or any Alternate Financing (provided that the Company shall not be required to prepare any pro forma financial statements), and (iii) providing such other information as the Purchaser may reasonably request with respect to the Debt Financing; provided, that nothing in this Section 7.15(d) shall require the Company or its Subsidiaries to (v) cause its directors and managers to adopt or pass any resolutions or consents other than any resolutions or consents necessary to authorize the officers and employees of the Company and its Subsidiaries to take such actions as are necessary to comply with the Company’s and its Subsidiaries’ obligations herein (other than approval of the agreements, documents and instruments pursuant to which the Debt Financing is obtained), (w) provide any assistance to the extent it would unreasonably interfere with the ongoing business or operations of the Company or its Subsidiaries, (x) execute or deliver any certificate, document or agreement in connection with the Debt Financing unless the effectiveness of such certificate, document or agreement is contingent upon the occurrence of the Closing Date, (y) except as contemplated by the first sentence of this Section 7.15(d), issue any offering or information document or (z) provide any legal opinion or other opinion of counsel, or any information that would, in its good faith opinion, result in a violation of applicable law or loss of attorney-client privilege. Purchaser shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs and expenses incurred by the Company, any Subsidiary, any Member, any of their respective Affiliates or the officers, employees, representatives and advisors of any of the foregoing, in connection with their respective obligations pursuant to this Section 7.15.  Purchaser acknowledges and agrees that none of the Members, the Company, their respective Affiliates and Subsidiaries or any of their respective representatives shall incur or be responsible for any liability to any Person under the Debt Letters or any actions taken in connection with the Debt Letters and Purchaser shall indemnify and hold harmless the Members, the Company, their respective Affiliates and Subsidiaries and their respective directors, officers, employees, representatives and advisors from and against any and all Losses suffered or incurred by any of them in connection with the Debt Financing, except in the event any such liability or Loss arose out of or resulted from the willful misconduct, fraud or gross negligence of any such Persons and except for liability of the Company and its Subsidiaries after the Closing.

(e)           Notwithstanding Section 7.15 or anything else in this Agreement:  (i) no liability or obligation (including any liability or obligation to pay any commitment or other similar fee) of the Company or any of its Subsidiaries under any certificate, document or instrument related to the Debt Financing will be effective until the Closing, and neither the Company nor any of its Subsidiaries will be required to take any action under any certificate, document or instrument that is not contingent upon consummation of the Closing (including the entry into any agreement that is effective before the Closing) or that would be effective prior to the Closing; and (ii) in no event will the Company or any of its Subsidiaries be required to pay any commitment fee or other fee or payment to obtain consent, or to incur any liability with respect to, or cause or permit any Lien to be placed on any of their respective assets in connection with, the Debt Financing prior to the Closing.

ARTICLE VIII
CONDITIONS TO CLOSING

Section 8.1           Conditions to Obligations of Each Party. The respective obligations of each Party to effect the transactions contemplated hereby shall be subject to the expiration or termination of the waiting period applicable to the consummation of the Acquisition under the HSR Act.

Section 8.2           Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions:

(a)           Injunction. There shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the Acquisition may not be consummated as provided herein, no proceeding or lawsuit shall have been commenced by any Governmental Entity for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice shall have been received from any Governmental Entity indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated hereby.

(b)          Representations and Warranties. (i) The representations and warranties set forth in Section 4.1 (Organization), Section 4.2 (Authorization), Section 4.3 (Capital Structure), clause (a) (except for the phrase “or has owned”) and clauses (b) and (c) of Section 4.4 (Subsidiaries), Section 4.26 (Brokers, Finders and Investment Bankers) (collectively, the “Company Fundamental Representations”), Section 5.1 (Authorization) and Section 5.3 (Ownership of Equity) (collectively, the “Member Fundamental Representations” and together with the Company Fundamental Representations, the “Fundamental Representations”) shall have been true and correct as of the date hereof and shall be true and correct except to the extent of any de minimis inaccuracies as of the Closing Date as though then made, and (ii) the representations and warranties set forth in ARTICLE IV and ARTICLE V (other than the Fundamental Representations) shall have been true and correct as of the date hereof and shall be true and correct (in each case, without giving effect to any “materiality”, “Material Adverse Effect” or similar qualifiers set forth therein) as of the Closing Date as though then made, except, in the case of this clause (ii), as would not reasonably be expected to have a Material Adverse Effect, and except, in each case of the preceding clauses (i) and (ii), for such representations and warranties which by their terms speak as of an earlier date, in which case they shall be true and correct to the extent required by such clause as of such earlier date.

(c)           Performance of Obligations of the Members and the Company. The Members and the Company shall have performed in all material respects all covenants and agreements required to be performed by each of them hereunder at or prior to the Closing.

(d)           No Material Adverse Effect. Between the date hereof and the Closing Date, there shall not have occurred any Material Adverse Effect.

(e)           Termination of 401(k) Plan. The 401(k) Plan shall have been terminated in accordance with Section 7.8(c) and the Company shall have delivered to Purchaser documentation reasonably satisfactory to Purchaser evidencing such termination.

(f)            Ancillary Documents. The Members shall have delivered, or caused to be delivered, to the Purchaser the documents listed in Section 9.2.

(g)           Indebtedness; Release of Liens. The Company shall have delivered to the Purchaser payoff letters (“Payoff Letters”), in form and substance reasonably acceptable to Purchaser, from each applicable lender with respect to Closing Date Indebtedness (including any interest accrued thereon and any prepayment or similar penalties and expenses associated with the prepayment of such indebtedness on the Closing Date) and an agreement that, if such aggregate amount so identified is paid to such lender on the Closing Date, such indebtedness shall be repaid in full and that all Liens affecting any property of the Company or any Subsidiary will be released.

(h)           Closing Date Indebtedness Statement, Closing Date Expense Statement, Closing Date Financial Statement and Closing Date Payment Statement. The Members shall have delivered to the Purchaser the Closing Date Indebtedness Statement, Closing Date Expense Statement, the Closing Date Financial Statement and the Closing Date Payment Statement in accordance with Section 3.3.

Section 8.3           Conditions to Obligations of the Members. The obligations of the Members to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions:

(a)           Injunction. There shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the Acquisition may not be consummated as provided herein, no proceeding or lawsuit shall have been commenced by any Governmental Entity for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice shall have been received from any Governmental Entity indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated hereby.

(b)           Representations and Warranties. The representations and warranties of the Purchaser contained in ARTICLE VI shall be true and correct in all material respects as of the Closing Date as though then made, except that those representations and warranties that by their terms are qualified by “materiality”, “material adverse effect” or other similar qualifiers shall be true and correct in all respects.

(c)           Performance of Obligations by the Purchaser. The Purchaser shall have performed in all material respects all covenants and agreements required to be performed by it hereunder on or prior to the Closing Date.

(d)           Ancillary Documents. The Purchaser shall have delivered, or caused to be delivered, to the Company the documents listed in Section 9.3.

ARTICLE IX
CLOSING

Section 9.1           Closing. The Closing shall occur at 9:00 a.m., New York, New York time, on a date to be specified by the Parties, which shall be the later of (i) February 28, 2018 or (ii) a date that is no later than the third (3rd) Business Day following the satisfaction or waiver of the conditions set forth in ARTICLE VIII that are contemplated to be satisfied prior to the Closing, or on such other date as the Purchaser and the Company may agree in writing; provided, that if the Termination Date falls during such three (3) Business Day period, it shall automatically be extended until the next Business Day following such period. Notwithstanding the foregoing, if the Purchaser has otherwise complied with its obligations with respect to the Debt Financing pursuant to Section 7.15, the Purchaser shall be entitled to extend the Closing Date to a date specified by the Purchaser in writing, but in no event later than March 31, 2018. The Closing shall take place remotely via the electronic exchange of signature pages.

Section 9.2           Company Closing Deliveries. At the Closing, the Company shall deliver, or cause to be delivered, to the Purchaser the following:

(a)           a certificate executed by the Company as to compliance with the conditions set forth in Sections 8.2(b), 8.2(c), and 8.2(d);

(b)           a Membership Interest Assignment Agreement, in the form attached as Exhibit 9.2(b), executed by each Member, evidencing the transfer of the Membership Interests to the Purchaser, accompanied by the certificate(s) evidencing any Membership Interests which are certificated;

(c)           resignations, effective as of the Closing Date, of the managers, officers, directors or other similar governing Persons of the Company and its Subsidiaries (except for any such Persons whom are not to resign as notified by the Purchaser to the Company at least five (5) days prior to the Closing);

(d)           evidence of the termination of any powers of attorney on behalf of the Company and any Subsidiary set forth in Schedule 4.14(a), except for any item expressly marked on such Schedule as not being terminated at the Closing;

(e)           a certificate by the Secretary or any Assistant Secretary of the Company, dated the Closing Date, as to (i) the good standing of the Company and its Subsidiaries, if applicable, in their respective jurisdiction of incorporation or organization and in each other jurisdiction where the Company and its Subsidiaries are qualified to do business (including certified certificates of good standing) and (ii) the effectiveness of the resolutions of the managers of the Company authorizing the execution, delivery and performance hereof by the Company passed in connection herewith and the transactions contemplated hereby;

(f)            the Payoff Letters;

(g)           the Escrow Agreement, executed by the Member Representative;

(h)           the organizational record books and minute books of the Company and its Subsidiaries;

(i)            a certificate of non-foreign status from each Member signed under penalty of perjury and in form and substance required under Treasury Regulation Section 1.1445-2(b)(2)(iv) and Code Section 1446(f)(2), stating that such Member is not a “foreign person” as defined in Sections 1445 and 1446 of the Code and setting forth such Member’s name, taxpayer identification number and address;

(j)            evidence of the consent of, or the giving of notice to, the counterparties to contracts and agreements of the Company and its Subsidiaries set forth on Schedule 9.2(j) with respect to the transactions contemplated by this Agreement, in form and substance reasonably acceptable to the Purchaser; and

(k)           evidence that a copy of the contents of the virtual dataroom hosted by DH Capital under the name “Project Brooks” on RRDVenue.com, stored on CD-ROM, DVD, USB drive or other similar medium, has been ordered to be delivered to Purchaser within three (3) Business Days following the Closing Date.

Section 9.3           Purchaser Closing Deliveries. At the Closing, the Purchaser shall deliver, or cause to be delivered, to or on behalf of the Members or the Company, as applicable, the following:

(a)           the Closing Payment to be paid at Closing pursuant to Section 3.4, the Estimated Closing Date Indebtedness, the Indemnity Escrow Amount, the Net Working Capital Escrow Amount, the Change of Control Escrow Amount, the Sales Tax Escrow Amount and the Estimated Transaction Expenses to be paid at Closing pursuant to Section 3.5, in each case paid and delivered in accordance with such Sections;

(b)           a certificate of an authorized officer of the Purchaser as to compliance with the conditions set forth in Sections 8.3(b) and 8.3(c);

(c)           a certificate by the Secretary or any Assistant Secretary of the Purchaser, dated the Closing Date, as to (i) the good standing of the Purchaser in its jurisdiction of organization (including a certified certificate of good standing) and (ii) the effectiveness of the resolutions of the board of directors of the Purchaser authorizing the execution, delivery and performance hereof by the Purchaser passed in connection herewith and the transactions contemplated hereby; and

(d)           the Escrow Agreement, executed by the Purchaser.

ARTICLE X
TERMINATION

Section 10.1         Termination. This Agreement may be terminated:

(a)           in writing by mutual consent of the Purchaser and the Company;

(b)           by written notice from the Company to the Purchaser, in the event the Purchaser (i) fails to perform in any material respect any of its agreements contained herein required to be performed by it at or prior to the Closing, which failure would cause the condition set forth in Section 8.3(c) not to be satisfied or (ii) materially breaches any of its representations and warranties contained herein, which breach would cause the condition set forth in Section 8.3(b) not to be satisfied, which failure or breach is not cured within twenty (20) days following the Company having notified the Purchaser of its intent to terminate this Agreement pursuant to this Section 10.1(b); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.1(b) if the Company or any Member is then in violation or breach of any of their covenants, obligations, representations or warranties set forth in this Agreement and such violation or breach would give rise to a failure of a condition set forth in Section 8.2(b) or Section 8.2(c);

(c)           by written notice from the Purchaser to the Company, in the event the Members or the Company (i) fail to perform in any material respect any of their agreements contained herein required to be performed by them at or prior to the Closing, which failure would cause the condition set forth in Section 8.2(c) not to be satisfied or (ii) materially breach any of their representations and warranties contained herein, which breach would cause the condition set forth in Section 8.2(b) not to be satisfied, which failure or breach is not cured within twenty (20) days following the Purchaser having notified the Company of its intent to terminate this Agreement pursuant to this Section 10.1(c); provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 10.1(c) if the Purchaser is then in violation or breach of any of its covenants, obligations, representations or warranties set forth in this Agreement and such violation or breach would give rise to a failure of a condition set forth in Section 8.3(b) or Section 8.3(c);

(d)          by written notice by the Company to the Purchaser given after the date and time specified for the Closing in Section 9.1 (including as extended by the Purchaser in accordance with Section 9.1), if (i) the conditions set forth in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) all of the conditions set forth in Section 8.3 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or the Company has confirmed by notice to the Purchaser that it is willing to waive any unsatisfied conditions in Section 8.3 and that the Company stands, and will stand, ready, willing and able to consummate the transactions contemplated by this Agreement and has confirmed the same in writing to Purchaser and (iii) Purchaser fails to consummate the transactions contemplated by this Agreement within three (3) Business Days after the delivery of such notice due to the failure of all, or any portion of, the Debt Financing to be funded at Closing for any reason and the Company stood ready, willing and able to consummate the transactions contemplated by this Agreement through the end of such three (3) Business Day period; or

(e)           by written notice by the Company to the Purchaser or the Purchaser to the Company, as the case may be, in the event the Closing has not occurred on or prior to April 30, 2018 (the “Expiration Date”) for any reason other than delay or nonperformance of the Party (counting the Company and the Members as the same Party for this purpose) seeking such termination.

Section 10.2         Reverse Termination Fee.

(a)           In the event that this Agreement is terminated pursuant to Section 10.1(d), then Purchaser shall pay to the Company the Reverse Termination Fee by wire transfer of same-day funds on the first Business Day following such termination.  As used herein, the term “Reverse Termination Fee” means an amount in cash equal to $5,280,000.00.

(b)           The Parties acknowledge and agree (i) that the provisions contained in this Section 10.2 are an integral part of the transactions contemplated by this Agreement and are included herein in order to induce the Company and the Members to enter into this Agreement and to reimburse the Company and the Members for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement and (ii) that any amounts payable pursuant to this Section 10.2 constitute liquidated damages, represent the Parties’ estimate of the Losses that would be suffered by the Company and the Members in the event that payment of the Reverse Termination Fee becomes required and do not constitute a penalty.  If Purchaser fails to pay the Reverse Termination Fee and any of the Members, the Company or any combination thereof commences an action to obtain the Reverse Termination Fee that results in a judgment against Purchaser for the Reverse Termination Fee or any portion thereof, then Purchaser shall pay such Party’s or Parties’ out-of-pocket costs and expenses (including reasonable attorney’s fees, expenses and disbursements) incurred in connection with such action, and shall include an additional amount of simple interest equal to the amount of interest that the Reverse Termination Fee payment would have earned had it earned interest at the rate per annum of the WSJ Prime Rate as reported in the Wall Street Journal on the date such payment was required to be made through the date of such payment.

(c)           The Parties expressly acknowledge and agree that, if the Reverse Termination Fee is payable pursuant to Section 10.2(a): (i) receipt of the Reverse Termination Fee and the payment in full of any reimbursement, expense or interest obligations pursuant to Section 10.2(b), if any, shall be the sole and exclusive remedy (whether at law, equity, in contract, in tort or otherwise) of the Company, the Members or any of their Affiliates against Purchaser, the Debt Financing Sources or any of their respective Affiliates or any of the former, current, or future general or limited partners, shareholders or equityholders, managers, members, directors, officers, employees, representatives or agents or any former, current or future general or limited partner, direct or indirect shareholder or equityholder, manager, member, director, officer, employee, Affiliate, representative or agent of any of the foregoing (collectively, “Purchaser’s Related Parties”) in connection with the termination of this Agreement and the transactions contemplated by this Agreement; (ii) under no circumstances shall any of the Members, the Company or any of their Affiliates be entitled to collect the Reverse Termination Fee on more than one occasion; and (iii) except for the payment by Purchaser of the Reverse Termination Fee and any reimbursement, expense or interest obligations pursuant to Section 10.2(b), in no event shall Purchaser’s Related Parties be subject to (nor shall any of the Members, the Company or any of their Affiliates seek to recover) liability or obligation relating to or arising out of this Agreement or the Commitment Letter (including, for the avoidance of doubt, the Debt Financing), any breach of this Agreement or the Commitment Letter, or any failure of such transactions contemplated by this Agreement or the Commitment Letter to be consummated, and all such liabilities and obligations shall be deemed waived. Subject to the rights of the parties to the Commitment Letter under the terms thereof, the Parties (solely in their capacities as parties to this Agreement) and their respective Affiliates shall not have any rights or claims against the Debt Financing Sources or their Affiliates in their respective capacities as lenders or arrangers in connection with the Debt Financing, and the Debt Financing Sources and their Affiliates shall not have any rights or claims against the Parties and their respective Affiliates, in each case, in connection with this Agreement or the Debt Financing, whether at law, equity, in contract, in tort or otherwise.

Section 10.3         Specific Performance and Other Remedies. Each Party hereby acknowledges that the rights of each Party to consummate the transactions contemplated hereby are special, unique and of extraordinary character and that, in the event that any Party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching Party may be without an adequate remedy at law. In the event that any Party violates or fails or refuses to perform any covenant or agreement made by such Party herein, the non-breaching Party or Parties may, subject to the terms hereof (including the preceding Section 10.2), in addition to any remedy at law for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.

Section 10.4         Effect of Termination. In the event of termination of this Agreement pursuant to this ARTICLE X, this Agreement shall forthwith become void and there shall be no liability on the part of any Party or its partners, officers, directors, managers or stockholders, except for obligations under Section 7.6 (Public Announcements), Section 12.1 (Notices), Section 12.5 (Controlling Law; Amendment), Section 12.6 (Consent to Jurisdiction, Etc.) and Section 12.13 (Transaction Costs) and this Section 10.4, all of which shall survive the Termination Date. Notwithstanding the foregoing, nothing contained herein shall relieve any Party from any liability for fraud or any breach hereof; provided, for the avoidance of doubt, that in no event may the monetary damages payable by the Purchaser in respect of a breach of this Agreement related to failure to obtain the Debt Financing exceed the Reverse Termination Fee.

ARTICLE XI
INDEMNIFICATION

Section 11.1        Indemnification Obligations of the Members. From and after the Closing, the Purchaser Indemnified Parties shall be indemnified, held harmless and defended by:

(a)           the Members (severally and not jointly), subject to the limitations set forth in this ARTICLE XI, from, against and in respect of, any and all claims, liabilities, obligations, damages, losses, costs, expenses (including reasonable attorneys’ fees and reasonable documented out-of-pocket expenses), penalties, fines, Taxes, amounts paid in settlement and judgments (at equity or at law, including statutory and common) (collectively, “Losses”) incurred, suffered or sustained or required to be paid relating to or arising from any misrepresentation, inaccuracy or breach of any Member Fundamental Representation by such Member; and

(b)           the Capital Members (severally and not jointly), subject to the limitations set forth in this ARTICLE XI, from, against and in respect of, any and all Losses incurred, suffered or sustained or required to be paid relating to or arising from

(i)           any misrepresentation, inaccuracy or breach of any representation or warranty made by the Company in ARTICLE IV of this Agreement or any Member in ARTICLE V of this Agreement (other than Member Fundamental Representations);

(ii)          any breach or failure by the Company (to the extent required to be performed prior to the Closing), the Member Representative, or any Member to comply with, perform or discharge any obligation, agreement or covenant made thereby in this Agreement;

(iii)         the Closing Date Indebtedness and Transaction Expenses, to the extent not paid on or prior to the Closing Date or reflected as a current liability on the Final Adjustment Schedule and any Change of Control Payments not satisfied from the Change of Control Escrow; or

(iv)         any claim by a Member or a recipient of a Change of Control Payment that the amount of proceeds or Change of Control Payments paid pursuant to this Agreement was erroneous, so long as such error was not caused by Purchaser’s (or, after the Closing, the Company’s) breach of this Agreement or any Purchaser Ancillary Document

(collectively, the “Purchaser Losses.” The amount of all Purchaser Losses shall be determined net of the aggregate amount of all payments made to (or on behalf of) Purchaser under the Purchaser R&W Insurance Policy.

Section 11.2        Indemnification Obligations of the Purchaser. From and after the Closing, the Member Indemnified Parties shall be indemnified, held harmless and defended by the Purchaser, subject to Section 11.8 from, against and in respect of, any and all Losses incurred, suffered, sustained or required to be paid relating to or arising from:

(a)           any misrepresentation, inaccuracy or breach of any representation or warranty made by the Purchaser in ARTICLE VI of this Agreement; or

(b)           any breach or failure by the Purchaser to comply with, perform or discharge any obligation, agreement or covenant made by the Purchaser in this Agreement

 (collectively, the “Member Losses”).

Section 11.3         Indemnification Procedure.

(a)           Promptly after the receipt by any Indemnified Party of notice of the commencement of any Legal Proceeding against such Indemnified Party by a third party (such action, a “Third Party Claim”), such Indemnified Party shall, if a claim with respect thereto is to be made against any Party obligated to provide indemnification pursuant to this ARTICLE XI (the “Indemnifying Party”), give such Indemnifying Party written notice of such Third Party Claim in reasonable detail in light of the circumstances then known to such Indemnified Party. In the event of a claim by a Purchaser Indemnified Party such notice shall be provided to the Member Representative. The failure to give such notice shall not relieve any Indemnifying Party from any obligation hereunder except to the extent that such failure materially prejudices such Indemnifying Party. Such Indemnifying Party shall have the right to defend and resolve such Third Party Claim, at such Indemnifying Party’s expense and with counsel of its choice reasonably satisfactory to the Indemnified Party, by giving the Indemnified Party written notice of the assumption of the defense within twenty (20) days after the Indemnified Party gives notice of the Third Party Claim. If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnified Party shall reasonably cooperate in such defense at the expense of the Indemnifying Party. Notwithstanding the foregoing, the Indemnifying Party may not assume the defense of a Third Party Claim (i) which includes criminal charges, (ii) that does not solely seek and continue to solely seek monetary damages, (iii) that involves a customer, supplier or employee of the Indemnified Party, (iv) if the Indemnified Party is a Purchaser Indemnified Party and the Purchaser reasonably believes potential Purchaser Losses related thereto could likely exceed the portion of the Indemnity Escrow Amount remaining in the Indemnity Escrow, (v) if the Indemnified Party has been advised by counsel that an actual conflict exists between the Indemnifying Party and the Indemnified Party in connection with the defense of such Third Party Claim, or (vi) if the defense of such Third Party Claim has been assumed by the insurance carrier in accordance with the Purchaser R&W Insurance Policy (the conditions set forth in clauses (i) through (vi) are, collectively, the “Litigation Conditions”). If the Indemnifying Party has assumed the defense of a Third Party Claim as provided in this Section 11.3(a), the Indemnified Party may retain separate co-counsel at its sole cost and expense and may participate in the defense of such Third Party Claim (though not as counsel of record, and subject to all privileges); provided, however, that if (A) any of the Litigation Conditions come into existence or (B) the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third Party Claim, the Indemnified Party may assume its own defense, and the Indemnifying Party will be liable for all reasonable costs or expenses paid or incurred in connection with such defense. In the event the Indemnifying Party does not assume the defense of such Third Party Claim, the Indemnified Party may defend against such Third Party Claim (provided that the Indemnifying Party may retain separate co-counsel at its sole cost and expense and may participate in the defense of such Third Party Claim, though not as counsel of record, and subject to all privileges). The Indemnifying Party may not consent to the entry of any judgment or enter into any settlement with respect to any such Third Party Claim without the prior written consent of the Indemnified Party, which consent will not be unreasonably withheld, conditioned or delayed, unless such settlement involves solely the payment of money (and not any admission of guilt or liability) and includes a full release of the Indemnified Party in respect of a Third Party Claim for which the Indemnifying Party has assumed the defense. The Indemnified Party may not consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld, conditioned or delayed, unless the Indemnifying Party fails to assume, or is not permitted to assume, and maintain the defense of such Third Party Claim, or such settlement includes an unconditional release of the Indemnifying Party and its officers, directors, managers, employees and Affiliates from all liability arising out of such claim. The Indemnifying Party or the Indemnified Party, as the case may be, shall at all times use commercially reasonable efforts to keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably apprised of the status of any matter the defense of which they are maintaining and to cooperate in good faith with each other with respect to the defense of any such matter; provided, however, that no Party will be required to provide cooperation or furnish any records or other information that would (1) jeopardize the attorney client, work product or similar privilege of the Person in possession or control of such records or other information or (2) contravene any confidentiality agreement, nondisclosure agreement or similar obligation of the Person in possession or control of such records or other information.

(b)           In the event an Indemnified Party claims a right to payment pursuant hereto other than in respect of a Third Party Claim, such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party (or to the Member Representative if the Indemnifying Party is any of the Members). Such notice shall specify the basis for such claim. The failure by any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party with respect to any claim made pursuant to this Section 11.3(b). In the event the Indemnifying Party does not notify the Indemnified Party within thirty (30) days following its receipt of such notice that the Indemnifying Party disputes its liability to the Indemnified Party under this ARTICLE XI or the amount thereof, the claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the Indemnifying Party under this ARTICLE XI, and the Indemnifying Party shall pay, or arrange to have paid, pursuant to Section 11.5(b), the amount of such liability to the Indemnified Party on demand or, in the case of any notice in which the amount of the claim (or any portion of the claim) is estimated, on such later date when the amount of such claim (or such portion of such claim) becomes finally determined. In the event the Indemnifying Party has timely disputed its liability with respect to such claim as provided above, as promptly as possible, such Indemnified Party and the appropriate Indemnifying Party shall establish the merits and amount of such claim (by mutual agreement, litigation, arbitration or otherwise) and, within five (5) Business Days following the final determination of the merits and amount of such claim, the Indemnifying Party shall pay, or arrange to have paid, to the Indemnified Party in immediately available funds pursuant to Section 11.5(b) an amount equal to such claim as determined hereunder.

Section 11.4         Claims Period. Any claim for indemnification under this Agreement must be made by the giving of notice on or prior to the end of the survival period applicable to such claim as determined pursuant to Section 12.15. Notwithstanding the foregoing, if, prior to the end of such survival period, an Indemnifying Party shall have been notified in accordance with Section 12.1 of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

Section 11.5         Liability Limits; Escrow Funds.

(a)           Without in any way limiting the right of the Purchaser Indemnified Parties under the Purchaser R&W Insurance Policy, the right of the Purchaser Indemnified Parties to indemnification is limited as follows:

(i)           No indemnification shall be available to any of the Purchaser Indemnified Parties under Section 11.1(b)(i) unless and until the aggregate Purchaser Losses for which indemnification would otherwise be available to such Purchaser Indemnified Party under this ARTICLE XI exceed one half of one percent (0.5%) of the Purchase Price (the “Deductible”), at which point indemnification shall be available to such Purchaser Indemnified Party under this ARTICLE XI only for those Purchaser Losses in excess of the Deductible, except that claims for breach of Fundamental Representations, or Actual Fraud committed by a Member, shall not be subject to the Deductible.

(ii)          Except with respect to claims for breaches of Fundamental Representations or Actual Fraud by a Member, the sole and exclusive source of recovery for Purchaser Losses under Section 11.1 shall be the Indemnity Escrow and in no event shall any Member or any other party have any liability (irrespective of the nature of such liability, whether arising in contract, tort or otherwise) therefor except if, and to the extent that, there are funds available for such indemnification in the Indemnity Escrow, and the maximum Purchaser Losses indemnifiable therefor shall be an amount equal to the initial Indemnity Escrow Amount.  For the avoidance of doubt, this Section 11.5(a)(ii) shall not limit the Purchaser’s ability to seek specific performance or other injunctive or equitable relief otherwise permitted pursuant to this Agreement.

(iii)         Notwithstanding the foregoing, however, any Purchaser Losses incurred as a result of Actual Fraud by (x) a Capital Member (as to that Member only) shall be satisfied first from the portion of the Indemnity Escrow Amount remaining in the Indemnity Escrow Fund and, if such remaining Indemnity Escrow Amount is unavailable, exhausted or insufficient to satisfy in full the amount of such Purchaser Losses, then the Purchaser Indemnified Parties may, in their sole discretion, seek recourse against such Member for the amount of such unsatisfied Purchaser Losses and (y) a non-Capital Member (as to that Member only) may be satisfied only by seeking recourse against such Member for the amount of such unsatisfied Purchaser Losses; provided further that the liability of any Member pursuant to the foregoing shall in no event exceed the aggregate proceeds actually received by such Member under this Agreement and provided further that such recourse against the Members shall be on a several and not a joint basis (up to the aggregate proceeds actually received by such Member); provided further that in the case of Actual Fraud, each Member shall only be responsible for its or his own Actual Fraud.

(b)          On or promptly after the date that is twelve (12) months after the Closing Date, the Purchaser and the Member Representative shall direct the Escrow Agent to release from the Indemnity Escrow to the Capital Members (in accordance with the Closing Date Payment Statement), an amount equal to the balance of the Indemnity Escrow Amount remaining in the Indemnity Escrow, if any, less (1) any then pending or unresolved claims for indemnification under this ARTICLE XI that have been asserted by the Purchaser Indemnified Parties; and (2) $300,000.00 (“Extended Indemnity Escrow Amount”).  From and after the date that is twelve (12) months after the Closing Date, the Extended Indemnity Escrow Amount shall be available only to satisfy claims in respect of those matters on Part 2 of Schedule A hereto to which the Extended Indemnity Escrow applies.  On or promptly after the date that is eighteen (18) months after the Closing Date, the Purchaser and the Member Representative shall direct the Escrow Agent to release from the Indemnity Escrow to the Capital Members (in accordance with the Closing Date Payment Statement) an amount equal to the balance of the Extended Indemnity Escrow Amount remaining in the Indemnity Escrow, if any, less any then pending or unresolved claims for indemnification under ARTICLE XI or claims with respect to matters on Part 2 of Schedule A hereto that have been asserted by the Purchaser Indemnified Parties. Any unreleased funds remaining in the Escrow Funds shall be retained by the Escrow Agent in accordance with the terms of the Escrow Agreement.

(c)           On or promptly after the date that is one hundred eighty (180) days after the Closing Date (unless requested earlier by the Purchaser in its reasonable discretion), the Purchaser and the Member Representative shall direct the Escrow Agent to release from the Change of Control Escrow to an account designated in writing by Purchaser, for further disbursement by Purchaser through payroll processing to each of the eligible recipients of the Change of Control Payments (subject to applicable withholding Taxes to the extent applicable) in an amount equal to the Change of Control Payment payable to each such eligible recipient pursuant to the terms of his/her Change of Control Agreement with the Company. To the extent any portion of the Change of Control Escrow Amount is not distributable to any recipient (whether due to forfeiture or otherwise), on or promptly after the date that is one hundred eighty (180) days after the Closing Date (or such earlier date, if any, as is requested by the Purchaser pursuant to the first sentence of this Section 11.5(c)), the Purchaser and the Member Representative shall direct the Escrow Agent to release such remaining portion to the Capital Members (in accordance with the Closing Date Payment Statement). To the extent the Change of Control Escrow Amount is less than the aggregate amount of the Change of Control Payments, then at least five (5) Business Days before such one hundred eightieth (180th) day (or such earlier date, if any, as is requested by the Purchaser pursuant to the first sentence of this Section 11.5(c)), the Capital Members shall deposit or cause to be deposited the amount of the shortfall in the Change of Control Escrow.

(d)           With respect to any Losses payable to Purchaser or the applicable Governmental Entity pursuant to Section 7.11(l), the Purchaser and the Member Representative shall deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to pay to the designated Governmental Entity or the Purchaser,  as applicable, an amount equal to such Losses, first out of the Sales Tax Escrow, and if the Sales Tax Escrow is exhausted or insufficient to pay an amount equal to such Losses, then out of the Indemnity Escrow in accordance with ARTICLE XI hereof. Upon the second anniversary of the Closing Date, each Member shall be fully released and discharged of any obligation to the Purchaser with respect to any Losses referred to in Section 7.11(l) hereof. Within three (3) Business Days following the second anniversary of the Closing, the Purchaser and Member Representative shall deliver a joint written instruction directing the Escrow Agent to release from the Sales Tax Escrow to the Capital Members an amount equal to the balance remaining in the Sales Tax Escrow, if any, less the amount of funds that are then subject to a request by Purchaser for the Member Representative’s approval of a Tax Compliance Matter or are otherwise the subject of a then pending audit of a Tax Compliance Matter contemplated by Part 1 of Schedule A hereto. The establishment of the Sales Tax Escrow and the foregoing provisions of this Agreement relating thereto shall in no way be deemed to be an admission by the Company or the Members that any such sales and use Taxes are owed, due or payable.

(e)           Notwithstanding anything to the contrary herein, (x) the Purchaser Indemnified Parties shall not be entitled to recover from the Indemnity Escrow or the Sales Tax Escrow with respect to breaches of any of the representations and warranties contained in Section 4.15 (other than Sections 4.15(a)(x), (a)(xi), (a)(xii) or (b)) other than with respect to Taxes of the Company and its Subsidiaries for all taxable periods ending on or prior to the Closing or for the portion of any Straddle Period ending on the Closing Date as determined pursuant to Section 7.11(c) and (y) no indemnification shall be available to the Purchaser Indemnified Parties for any Taxes resulting from any transactions occurring on the Closing Date after the Closing outside the ordinary course of business.

Section 11.6         Exclusive Remedy. The Parties agree that, excluding (a) any right to specific performance under Section 10.3 (excluding for this purpose any monetary or other remedy at law), (b) any claim for breach of the Non-Solicit Agreement or the Non-Compete Agreements or (c) any claim for Actual Fraud, from and after the Closing, the indemnification provisions of this ARTICLE XI provide the sole and exclusive remedy as to all claims of either the Members and the Member Representative, on the one hand, or the Purchaser, on the other hand, arising from or relating to this Agreement or the transactions contemplated hereby (a “Covered Matter”) (irrespective of the nature of the claim, whether in contract, tort or otherwise). After the Closing, no Covered Matter will give rise to any right of any Party to rescind this Agreement or any of the transactions contemplated hereby. The Purchaser and the Members and Member Representative waive to the fullest extent permitted under applicable Laws, any other remedies for monetary damages under any legal theory that might otherwise be available to them in respect of any Covered Matter under any state or federal law or arising under, or based upon, any common law. In the event that the foregoing waiver is not effective for any reason, then the Purchaser and the Members and Member Representative agree that all of the limitations of liability contained in this ARTICLE XI, including, without limitation, those regarding survival, thresholds, caps and deductibles, as well as the procedural steps set forth in this ARTICLE XI, shall apply to any monetary remedy available to the Purchaser and the Members or Member Representative.

Section 11.7         Determination of Loss Amount. The amount of any Purchaser Losses subject to indemnification under Section 11.1 shall be calculated net of (a) any net cash Tax Benefit inuring to any Purchaser Indemnified Party on account of such Purchaser Loss to the extent that the Tax Benefit is realized or utilized in the year in which claim for indemnification is made and (b) any third party insurance proceeds actually recovered by Purchaser (net of any deductible amounts, increases in premiums and costs, expenses and Taxes paid or incurred with respect to such proceeds). In the event that an insurance or other recovery is made by any Purchaser Indemnified Party with respect to any Purchaser Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery shall be made promptly to the Members net of any Purchaser Losses incurred by the Indemnified Party for which such Indemnified Party was not indemnified hereunder.

Section 11.8         Disclaimer of Punitive Damages. Notwithstanding anything contained in this Agreement, any Purchaser Ancillary Document or any Member Ancillary Document to the contrary, but without limiting any coverage available under the Purchaser R&W Insurance Policy, following the Closing, no Person shall be liable to any other Person arising out of or relating to the breach or alleged breach of any representation, warranty, covenant or agreement in this Agreement, any Purchaser Ancillary Document or any Member Ancillary Document (and the definitions of Purchaser Losses and Member Losses shall not include) for any punitive damages of such other Person, except to the extent awarded to a third party.

Section 11.9        Adjustment to Purchase Price. Any indemnification payment made pursuant to Section 7.11 or this ARTICLE XI shall be treated as an adjustment to the Purchase Price for Tax purposes to the extent permitted by applicable Law.

ARTICLE XII
MISCELLANEOUS PROVISIONS

Section 12.1         Notices. Any notices or other communications required or permitted hereunder shall be deemed to have been properly given and delivered if in writing by such Party and delivered personally or sent by facsimile (with confirmation of transmission) or nationally recognized overnight courier service guaranteeing overnight delivery or by registered or certified mail (return receipt requested) (with postage and other fees prepaid), addressed as follows:

To the Purchaser:	Internap Corporation
1 Enterprise Ave. N., Secaucus, NJ 07094
	Attention:	Richard Diegnan
	Telephone:	(862) 213-3342
	Facsimile:	(877) 294-8022
	Email:	rdiegnan@inap.com

with a copy (which shall not
constitute notice) to:	Jenner & Block LLP
353 N. Clark St., Chicago, IL 60654
	Attention:	Thomas A. Monson
	Facsimile:	(312) 840-8711
	Email:	TMonson@jenner.com

To the Company	SingleHop LLC
(or the Members, prior to the Closing):	PO Box 415, 230 S. Clark St., Chicago, IL 60604
	Attention:	Zak Boca
	Telephone:	312-447-2580
	Facsimile:	1-773-305-1666
	Email:	zboca@singlehop.com

with a copy (which shall not
constitute notice) to:	Hinshaw & Culbertson LLP
222 N. LaSalle Street, Suite 300
Chicago, IL 60601
	Attention:	Todd Young, Esq.
	Telephone:	(312) 704-3777
	Facsimile:	(312) 704-3001
	Email:	tyoung@hinshawlaw.com

AND

Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention:	John Mutkoski, Esq.
Telephone:	(617) 570-1073
Facsimile:	(617) 801-8731
Email:	jmutkoski@goodwinlaw.com

To the Member Representative	Shareholder Representative Services LLC
(or Members, following the Closing):	950 17th Street, Suite 1400, Denver, CO 80202
(Member Representative):	Attention:	Managing Director
	Telephone:	(303) 648-4085
	Facsimile:	(303) 623-0294
	Email:	deals@srsacquiom.com

with a copy (which shall not
constitute notice) to:	Hinshaw & Culbertson LLP
222 N. LaSalle Street, Suite 300
Chicago, IL 60601
	Attention:	Todd Young
	Telephone:	(312) 704-3777
	Facsimile:	(312) 704-3001
	Email:	tyoung@hinshawlaw.com

AND

Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention:	John Mutkoski
Telephone:	(617) 570-1073
Facsimile:	(617) 801-8731
Email:	jmutkoski@goodwinlaw.com

or to such other representative or at such other address of a Party as such Party may furnish to the other Parties in writing. Any such notice, communication or delivery shall be deemed given or made (a) on the date of delivery, if delivered in person, facsimile, or email transmission (provided, in the case of facsimile or email transmission, that the sender has received confirmation of receipt by recipient at a correct, current facsimile number or email address for the recipient), or (b) on the first Business Day following timely delivery to a national overnight courier service or (c) on the fifth Business Day following it being mailed by registered or certified mail.

Section 12.2         Schedules and Exhibits. The Schedules and Exhibits are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full herein.

Section 12.3         Assignment; Successors in Interest. No assignment or transfer by any Party of such Party’s rights and obligations hereunder shall be made except with the prior written consent of the other Parties; provided that the Purchaser shall, without the obligation to obtain the prior written consent of any other Party, be entitled to assign this Agreement or all or any part of its rights or obligations hereunder to one or more Affiliates of the Purchaser or to its Debt Financing Sources for collateral purposes (in which each case the Purchaser nonetheless shall remain responsible for the performance of all of its obligations hereunder). This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns, and any reference to a Party shall also be a reference to the successors and permitted assigns thereof.

Section 12.4         Captions. The titles, captions and table of contents contained herein are inserted herein only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

Section 12.5        Controlling Law; Amendment. This Agreement shall be governed by and construed and enforced in accordance with the internal Laws of the State of Delaware without reference to its choice of law rules. This Agreement may not be amended, modified or supplemented except by written agreement of the Parties. Notwithstanding the foregoing, no amendments or supplements to the provisions of this Agreement which the Debt Financing Sources are expressly made third-party beneficiaries pursuant to Section 12.9 shall be permitted in a manner adverse to any Debt Financing Sources (or any of their respective Affiliates or their or their respective Affiliates’ representatives) without the prior written consent of such Debt Financing Sources (such consent not to be unreasonably withheld, conditioned or delayed).

Section 12.6         Consent to Jurisdiction, Etc.

(a)           Each Party hereby irrevocably consents and agrees that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each Party hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such Party is not subject thereto, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such Party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 12.6 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws.

(b)           Notwithstanding anything herein to the contrary, each of the parties irrevocably agrees that any legal action or proceeding involving any Debt Financing Sources (or any of their respective Affiliates or their or their respective Affiliates’ representatives) arising out of or relating to this Agreement, the Debt Letters or the Debt Financing shall be brought and determined in the Supreme Court of the State of New York, County of New York and that any such legal action or proceeding shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law rules of such State that would result in the application of the laws of any other state; provided, that if jurisdiction is not then available in the Supreme Court of the State of New York, County of New York, then any such legal action or proceeding may be brought in any federal court located in the State of New York (and, in each case, any appellate courts thereof). Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding involving any Debt Financing Sources (or any of their respective Affiliates or their or their respective Affiliates’ officers, directors, employees, agents and representatives) arising out of or relating to this Agreement, the Debt Letters or the Debt Financing and the transactions contemplated hereby or thereby. Each of the parties agrees not to commence any action, suit or proceeding involving any Debt Financing Sources (or any of their respective Affiliates or their or their respective Affiliates’ officers, directors, employees, agents and representatives) relating thereto except in the courts described above in New York, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding involving any Debt Financing Source (or any of their respective Affiliates or their or their respective Affiliates’ officers, directors, employees, agents and representatives) arising out of or relating to this Agreement, the Debt Letters or the Debt Financing or the transactions contemplated hereby or thereby, (x) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (y) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (z) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, the Debt Letters, the Debt Financing, or the subject matter hereof or thereof, may not be enforced in or by such courts.

Section 12.7         Severability. Any provision hereof that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Law, each Party hereby waives any provision of Law that renders any such provision prohibited or unenforceable in any respect.

Section 12.8         Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms hereof to produce or account for more than one of such counterparts. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic imaging means, including email transmission by PDF, shall be effective as delivery of a manually executed counterpart to this Agreement.

Section 12.9         Enforcement of Certain Rights. Nothing expressed or implied herein is intended, or shall be construed, to confer upon or give any Person other than the Parties, and their successors or permitted assigns, any right, remedy, obligation or liability under or by reason of this Agreement, or result in such Person being deemed a third-party beneficiary hereof, except with respect to the indemnification of the Purchaser Indemnified Parties and Member Indemnified Parties pursuant to ARTICLE XI and the release and waiver for the benefit of the Company’s Subsidiaries under Section 7.14. Without limiting the foregoing, the Debt Financing Sources (or any of their respective Affiliates or their or their respective Affiliates’ representatives) are intended to benefit from, and shall be entitled to enforce, Section 10.2(c), Section 12.5, Section 12.6(b) this Section 12.9, Section 12.14 and Section 12.16, solely to the extent applicable to the Debt Financing Sources (or any of their respective Affiliates or their or their respective Affiliates’ representatives).

Section 12.10       Waiver. Any agreement on the part of a Party to any extension or waiver of any provision hereof shall be valid only if set forth in an instrument in writing signed on behalf of such Party. A waiver by a Party of the performance of any covenant, agreement, obligation, condition, representation or warranty shall not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any Party of the performance of any act shall not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

Section 12.11       Integration. This Agreement and the documents executed pursuant hereto (including the Member Ancillary Documents and the Purchaser Ancillary Documents) supersede all negotiations, agreements and understandings among the Parties with respect to the subject matter hereof (except for that certain Confidentiality Agreement, dated as of October 24, 2017, by and between the Purchaser and the Company, which the Parties agree will automatically terminate as of the Closing and be of no further force or effect) and constitute the entire agreement among the Parties with respect thereto.

Section 12.12      Cooperation Following the Closing. Following the Closing, each Party shall deliver to the other Parties such further information and documents and shall execute and deliver to the other Parties such further instruments and agreements as any other Party shall reasonably request to consummate or confirm the transactions provided for herein, to accomplish the purpose hereof or to assure to any other Party the benefits hereof.

Section 12.13       Transaction Costs. Except as provided above or as otherwise expressly provided herein, (a) the Purchaser shall pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors, accountants and counsel, and (b) the fees costs and expenses of the Company or its Subsidiaries and the Members incurred in connection herewith and the transactions contemplated hereby shall be paid pursuant to Section 3.5(e) hereof if the Closing occurs and by the Company or its Subsidiaries if the Closing does not occur.

Section 12.14      Waiver of Jury Trial. Each Party acknowledges and agrees that any Legal Dispute that may arise under or in connection with this Agreement, the Debt Letters, the Debt Financing or the transactions contemplated hereby or thereby is likely to involve complicated and difficult issues, and therefore it hereby irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any such Legal Dispute.

Section 12.15      Survival of Representations, Warranties and Covenants. Any claim pursuant to Section 11.1(b)(i) (whether in respect of Fundamental Representations or any other representations or warranties) or Section 11.2(a) shall survive the Closing for a period of twelve (12) months; provided that claims of Actual Fraud by a Member shall survive until the applicable statute of limitations. Any other claim pursuant to Section 11.1 or Section 11.2 shall survive the Closing until the earlier of the expiration of the applicable statute of limitations and the full performance of the underlying covenant or agreement; provided, however, that none of the covenants or agreements contained in this Agreement and to be performed at or before the Closing shall survive the Closing Date, and there shall be no liability in respect thereof on the part of any Party, its equity holders or other representatives following the Closing.

Section 12.16       Debt Financing Sources Liability. Notwithstanding anything to the contrary in this Agreement, none of the Debt Financing Sources shall have any liability to the Company or the Members relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at Law, or equity, in contract, in tort or otherwise, and the Company and the Members shall not have any rights or claims against any Debt Financing Sources hereunder or thereunder.

Section 12.17       Attorney-Client Privilege; Continued Representation.

(a)          Each of the Parties hereto acknowledges and agrees that Hinshaw & Culbertson LLP and Goodwin Procter LLP (“Hinshaw/Goodwin”) have acted as counsel to the Company, the Member Representative, the Members and their respective Affiliates in connection with the negotiation of this Agreement and consummation of the transactions contemplated hereby.

(b)           The Purchaser hereby consents and agrees to, and agrees to cause the Company and its Subsidiaries to consent and agree to, Hinshaw/Goodwin representing the Members or any of their direct or indirect equity holders (collectively, the “Seller Parties”) after the Closing, including with respect to disputes in which the interests of the Seller Parties may be directly adverse to Purchaser and its Subsidiaries (including the Company and its Subsidiaries), and even though Hinshaw/Goodwin may have represented the Company or its Subsidiaries in a matter substantially related to any such dispute, or may be handling ongoing matters for any of the Company or its Subsidiaries. The Purchaser further consents and agrees to, and after the Closing, agrees to cause the Company and its Subsidiaries to consent and agree to, the communication by Hinshaw/Goodwin to the Seller Parties in connection with any such representation of any fact known to Hinshaw/Goodwin arising by reason of Hinshaw/Goodwin’s prior representation of any of the Company or its Subsidiaries.

(c)           In connection with the foregoing, the Purchaser hereby irrevocably waives and agrees not to assert, and agrees, after the Closing, to cause the Company and its Subsidiaries to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) Hinshaw/Goodwin’s prior representation of the Company or its Subsidiaries and (ii) Hinshaw/Goodwin’s representation of any of the Seller Parties prior to and after the Closing.

(d)          The Purchaser further agrees, on behalf of itself and, after the Closing, the Company and its Subsidiaries, that all communications in any form or format whatsoever between or among Hinshaw/Goodwin, on the one hand, and the Company, its Subsidiaries, any Seller Party, or any of their respective directors, officers employees or other representatives, on the other hand, that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any dispute arising under this Agreement (collectively, the “Privileged Communications”) shall be deemed to be attorney-client privileged and that the Privileged Communications and the expectation of client confidence relating thereto belong solely to the Seller Parties, shall be controlled by the Member Representative on behalf of the Seller Parties and shall not pass to or be claimed by the Purchaser, the Company or any of the Company’s Subsidiaries.

(e)           Notwithstanding the foregoing, in the event that a dispute arises between the Purchaser, the Company or any of its Subsidiaries, on the one hand, and a third party other than a Seller Party, on the other hand, the Purchaser, the Company or any of its Subsidiaries may assert the attorney-client privilege to prevent the disclosure of the Privileged Communications to such third party; provided, however, that none of the Purchaser, Company or any of its Subsidiaries may waive such privilege without the prior written consent of the Member Representative (such consent not to be unreasonably withheld, conditioned or delayed). In the event that the Purchaser, the Company or any of its Subsidiaries is legally required by governmental order or otherwise to access or obtain a copy of all or a portion of the Privileged Communications, the Purchaser shall, if permitted under applicable Law, promptly (and, in any event, within two (2) Business Days) notify the Member Representative in writing (including by making specific reference to this Section 12.17) so that the Member Representative can seek a protective order and the Purchaser agrees to use all commercially reasonable efforts, at the expense of the Members, to assist therewith.

(f)           To the extent that files or other materials maintained by Hinshaw/Goodwin constitute property of its clients, only the Member Representative and the Seller Parties shall hold such property rights and Hinshaw/Goodwin shall have no duty to reveal or disclose any such files or other materials or any Privileged Communications by reason of any attorney-client relationship between Hinshaw/Goodwin, on the one hand, and the Company or any of the Company’s Subsidiaries, on the other hand.

(g)          The Purchaser agrees that it will not, and that it will cause the Company and its Subsidiaries not to, (i) access or use the Privileged Communications, including by way of review of any electronic data, communications or other information, or by seeking to have the Seller or any Seller Party waive the attorney-client or other privilege, or by otherwise asserting that the Purchaser, the Company or any of its Subsidiaries has the right to waive the attorney-client or other privilege or (ii) seek to obtain the Privileged Communications from Hinshaw/Goodwin.

Section 12.18       Member Representative.

(a)           By the execution and delivery hereof, including counterparts hereof, each Member hereby irrevocably constitutes and appoints Shareholder Representative Services LLC as the true and lawful agent and attorney-in-fact of such Member with full powers of substitution to act in the name, place and stead of such Member with respect to the performance on behalf of such Member under the terms and provisions hereof and to do or refrain from doing all such further acts and things, and to execute all such documents, as the Member Representative shall deem necessary or appropriate in connection with any transaction contemplated hereunder, including the power to:

(i)           act for each Member with respect to all indemnification matters referred to herein, including the right to compromise or settle any such claim on behalf of any Member;

(ii)          act for each Member with respect to all Purchase Price adjustments referred to herein;

(iii)         amend or waive any provision hereof (including any condition to Closing) in any manner that does not differentiate among the Members;

(iv)        employ, obtain and rely upon the advice of legal counsel, accountants and other professional advisors as the Member Representative, in the sole discretion thereof, deems necessary or advisable in the performance of the duties of the Member Representative;

(v)          receive and receipt for any portion of the Purchase Price or any other payment due from the Purchaser to the Members pursuant to this Agreement;

(vi)         incur any expenses, liquidate and withhold assets received on behalf of the Members prior to their distribution to the Members to the extent of any amount that the Member Representative deems necessary for payment of or as a reserve against expenses, and pay such expenses or deposit the same in an interest-bearing account established solely for such purpose;

(vii)        receive all notices, communications and deliveries hereunder on behalf of the Members; and

(viii)       do or refrain from doing any further act or deed on behalf of each Member that the Member Representative deems necessary or appropriate, in the sole discretion of the Member Representative, relating to the subject matter hereof as fully and completely as any Member could do if personally present and acting as though any reference to any Member herein was a reference to the Member Representative.

(b)          The appointment of the Member Representative shall be deemed coupled with an interest and shall be irrevocable, and any other Person (including the Purchaser and the Purchaser Indemnified Parties) may conclusively and absolutely rely, without inquiry, upon any action of the Member Representative as the act of any Member in all matters referred to herein or in the Member Ancillary Documents and Purchaser Ancillary Documents or related to the transactions contemplated hereby and thereby. After the Closing any notice or communication by the Purchaser to the Member Representative shall be deemed notice and communication to all of the Members. Each Member hereby ratifies and confirms that the Member Representative shall do or cause to be done by virtue of such Member Representative’s appointment as Member Representative of such Member. The Member Representative shall act for each Member on all matters set forth herein in the manner the Member Representative believes to be in the best interest of such Member, but the Member Representative shall not be responsible to any Member for any loss or damage any Member may suffer by reason of the performance by the Member Representative of such Member Representative’s duties hereunder, other than loss or damage arising from willful misconduct or gross negligence in the performance of such Member Representative’s duties hereunder.

(c)           Each Member hereby expressly acknowledges and agrees that the Member Representative is authorized to act on behalf of such Member notwithstanding any dispute or disagreement among the Members, and that any Person (including the Purchaser and the Purchaser Indemnified Parties) shall be entitled to rely on any and all action taken by the Member Representative hereunder without liability to, or obligation to inquire of, any Member. In the event the Member Representative resigns or ceases to function in such capacity for any reason whatsoever, then the successor Member Representative shall be the Person the remaining Members appoint upon the execution and delivery to the other Parties by such Person of a joinder to this Agreement (and any Member Ancillary Documents and Purchaser Ancillary Documents to which the Member Representative is a party); provided, however, that in the event for any reason no successor has been appointed within thirty (30) days following such resignation or cessation, then any Member shall have the right to petition a court of competent jurisdiction for appointment of a successor Member Representative. In the event of the actual or anticipated removal, resignation or replacement of the Member Representative, the Members shall promptly notify the Purchaser in writing. During the pendency of any vacancy in the position of the Member Representative, any Person (including the Purchaser and the other Purchaser Indemnified Parties) shall be entitled to rely conclusively and without inquiry on the actions of the largest owner of Membership Interests as of immediately prior to the Closing as if such Person were the Member Representative hereunder.  The Member Representative will incur no liability of any kind with respect to any action or omission by the Member Representative in connection with the Member Representative’s services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Member Representative’s gross negligence or willful misconduct. The Member Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Members will indemnify, defend and hold harmless the Member Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Member Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Member Representative, the Member Representative will reimburse the Members the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Member Representative by the Members, any such Representative Losses may be recovered by the Member Representative from (i) the funds in the Expense Fund and (ii) the Escrow Funds at such time as remaining amounts would otherwise be distributable to the Members; provided, that while this section allows the Member Representative to be paid from the aforementioned sources of funds, this does not relieve the Members from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Member Representative from seeking any remedies available to it at law or otherwise. In no event will the Member Representative be required to advance its own funds on behalf of the Member or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of the Member set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Member Representative under this Section 12.18(c).  The foregoing indemnities will survive the Closing, the resignation or removal of the Member Representative or the termination of this Agreement. To the extent that this Section 12.18(c) relieves or disclaims the Member Representative of any liability or obligation it would otherwise owe to the Purchaser Indemnified Parties under this Agreement, the Members, on a several and not joint basis, shall assume such liability or obligation to the Purchaser Indemnified Parties and be responsible therefor.

(d)           Upon the Closing, the Company will wire $500,000.00 (the “Expense Fund”) to the Member Representative, which will be used for the purposes of paying directly, or reimbursing the Member Representative for, any third party expenses pursuant to this Agreement and any agreements ancillary hereto. The Members will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Member Representative any ownership right that they may otherwise have had in any such interest or earnings. The Member Representative will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Member Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Member Representative’s responsibilities, the Member Representative will deliver any remaining balance of the Expense Fund to the Members. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Members at the time of Closing.

Remainder of Page Intentionally Left Blank; Signature Pages to Follow

IN WITNESS WHEREOF, the Parties have caused this Purchase and Sale Agreement to be duly executed as of the date first above written.

PURCHASER:

INTERNAP CORPORATION

By:	/s/ Peter D. Aquino
Name:	Peter D. Aquino
Title:	President and CEO

COMPANY:

SINGLEHOP LLC

By:	/s/ Zak Boca
Name:	Zak Boca
Title:	CEO

MEMBER REPRESENTATIVE:

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Member Representative

By:	/s/ Sam Riffe
Name:	Sam Riffe
Title:	Executive Director

MEMBERS:

BATTERY VENTURES IX (AIV III), L.P.
By: Battery Partners IX (AIV I), LLC, its General Partner

By:	/s/ David Tabors
Print Name:	David Tabors
Title:	Managing Member

BATTERY INVESTMENT PARTNERS IX, LLC
By: Battery Partners IX, LLC, its Managing Member

By:	/s/ David Tabors
Print Name:	David Tabors
Title:	Managing Member

SH HOLDINGS II, INC.

By:	/s/ Zak Boca
Print Name:	Zak Boca
Title:	Member

TERRY WALDORF, JR.

/s/ Terry Waldorf, Jr.

ROBERT MUELLER

/s/ Robert Mueller

JORDAN JACOBS

/s/ Jordan Jacobs